Exhibit 99.1
Deutsche Bank Interim Report as of September 30, 2009
Deutsche Bank
The Group at a Glance

	Nine months ended
	Sep 30, 2009	Sep 30, 2008
Share price at period end	€52.45	€49.54

Share price high	€53.94	€89.80

Share price low	€15.38	€47.48

Basic earnings per share	€5.84	€1.95

Diluted earnings per share	€5.62	€1.85

Average shares outstanding, in m., basic	626	489

Average shares outstanding, in m., diluted	651	514

Return on average shareholders’ equity (post-tax)	14.5%	3.6%

Pre-tax return on average shareholders’ equity	17.7%	2.0%

Pre-tax return on average active equity	17.3%	2.2%

Book value per basic share outstanding[1]	€54.63	€67.56

Cost/income ratio[2]	70.9%	93.3%

Compensation ratio[3]	39.9%	52.1%

Noncompensation ratio[4]	31.0%	41.2%

	in € m.	in € m.
Total net revenues	22,418	14,470

Provision for credit losses	2,070	485

Total noninterest expenses	15,902	13,504

Income before income taxes	4,446	481

Net income	3,649	918

	Sep 30, 2009	Dec 31, 2008
	in € bn.	in € bn.
Total assets	1,660	2,202

Shareholders’ equity	34.6	30.7

Tier 1 capital ratio[5]	11.7%	10.1%

	Number	Number
Branches[6]	1,966	1,950

thereof in Germany	963	961

Employees (full-time equivalent)	78,530	80,456

thereof in Germany	27,943	27,942

Long-term rating
Moody’s Investors Service	Aa1	Aa1

Standard & Poor’s	A+	A+

Fitch Ratings	AA-	AA-

The reconciliation of average active equity and related ratios is provided on page 71 of this report.

1	Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

2	Total noninterest expenses as a percentage of total net interest income before provision for credit losses plus noninterest income.

3	Compensation and benefits as a percentage of total net interest income before provision for credit losses plus noninterest income.

4	Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses plus noninterest income.

5	The Tier 1 capital ratio excludes transitional items pursuant to section 64h (3) German Banking Act.

6	Prior year numbers have been adjusted.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Management Report     Discussion of Group Results
Management Report
Discussion of Group Results
In the third quarter 2009, net income reflects several significant tax effects. Expected taxation on pre-tax income was more than offset by specific tax items during the quarter. These items represent € 369 million of net tax benefits and mainly relate to tax audit settlements for prior years, which were partly offset by the revaluation of deferred tax positions.
2009 to 2008 Three Months Comparison
Net revenues in the third quarter were € 7.2 billion, after charges of approximately € 350 million related to Ocala Funding LLC, a commercial paper vehicle. These charges were counterbalanced by mark-ups related to key credit market exposures (especially monoline insurers) of € 319 million. Additionally, revenues benefited from gains related to the reduction of our holding in Daimler AG of € 110 million. Net revenues also included a loss of € 111 million from changes in the credit spreads on certain of our own debt on which we elected to use the fair value option, versus a gain of € 146 million in the prior year quarter. In the third quarter 2008, net revenues were € 4.4 billion, after mark-downs related to key credit market exposures of € 1.2 billion.
In the Corporate and Investment Bank (CIB), net revenues were € 5.1 billion, versus € 1.7 billion after the aforementioned mark-downs in the third quarter 2008.
In Corporate Banking & Securities (CB&S), net revenues were € 4.4 billion, versus € 1.1 billion after mark-downs of € 1.2 billion in the third quarter 2008.
Sales & Trading revenues were € 3.1 billion, the best ever for a third quarter. Revenues in Sales & Trading (debt and other products) were € 2.2 billion, versus € 924 million in the prior year quarter, and included the aforementioned charge relating to Ocala Funding, and approximately € 300 million of losses related to write-downs on specific risks in our structured credit business. These were partly offset by net mark-ups of € 263 million on monolines and commercial real estate, compared to net mark-downs of € 705 million in the prior year quarter. Revenues in ‘flow’ products, such as credit and rates, were up substantially from a year earlier, driven by continuing client demand and increased market share. However, there was a decline in foreign exchange and money market trading as volatility and margins continued to normalize from the peaks of the past year. Revenues were also positively influenced by market share gains in U.S. fixed income trading (Source: Greenwich Associates), substantial year-on-year growth in emerging markets debt trading and a solid performance in commodities. In Sales & Trading (equity), net revenues were € 918 million, the highest level since the fourth quarter 2007, compared to negative € 142 million in the prior year quarter. This reflected significant gains in the client-driven cash equities business, boosted by increased market share in the U.S. (Source: Bloomberg, Autex), favorable market conditions and robust volumes of primary issuances. The division consolidated market share gains in Global Prime Finance and benefited from a strong performance in the Equity Derivatives business, in which risk has been significantly reduced during 2009.

Management Report     Discussion of Group Results
Revenues in Origination were € 542 million, versus negative € 284 million in the third quarter 2008. Revenues in Equity Origination were € 216 million, the best for nine quarters, reflecting market share gains (Source: Dealogic), strong volumes of primary issuances and sustained favorable conditions in major equity markets. Debt Origination revenues were € 326 million, including net mark-ups of € 56 million, reflecting improvements in market share (Source: Thomson Reuters, Dealogic) and customer demand for debt market issuance, versus negative € 369 million, after mark-downs of € 467 million related to leveraged loans and loan commitments, in the prior year quarter. In the current quarter, we ranked first in All International Bonds and in High Yield bond issuance in Europe, Middle East and Africa (Source: Dealogic). Advisory revenues were € 95 million, down from € 185 million in the third quarter 2008, reflecting continued lower levels of M&A market activity.
In Global Transaction Banking (GTB), net revenues were € 658 million, down 5 % from the prior year quarter. Revenues in Cash Management were negatively impacted by lower interest rates, while revenues in Trust & Securities Services were impacted by lower equity valuations compared with the prior year quarter. These effects were partly offset by year-on-year growth in Trade Finance, reflecting sustained demand for more complex financing products. Revenues in the current quarter were also positively impacted by € 63 million from adjustments to our risk-based funding framework introduced in the second quarter 2009.
In Private Clients and Asset Management (PCAM), net revenues were € 2.2 billion, essentially unchanged versus the third quarter 2008.
In Asset and Wealth Management (AWM), net revenues were € 772 million, up 8 % versus the prior year quarter. The current quarter reflects higher performance fees in retail asset management as capital markets improved, partly counterbalanced by lower asset based fees impacted by asset devaluations and net outflows primarily in 2008. Net revenues in the prior year quarter reflected the negative impact of charges for a consolidated RREEF infrastructure investment, discretionary injections into certain money-market funds and charges for seed investments. AWM also attracted € 10 billion in net new money during the quarter, compared to outflows of € 2 billion in the second quarter 2009 and of € 5 billion in the third quarter 2008.

Management Report     Discussion of Group Results
In Private & Business Clients (PBC), net revenues were € 1.4 billion, down 3 % versus the prior year quarter. Revenues in investment products remained lower than the prior year quarter, reflecting continued wariness on the part of retail investors, while revenues in deposit products remained affected by sustained low interest rates. These effects were to some extent counterbalanced by year-on-year growth in revenues from loan products.
In Corporate Investments (CI), net revenues were € 242 million, including gains from the sale of shares in Daimler AG and from the put/call option to increase our investment in Deutsche Postbank AG, partly offset by mark-to-market losses on our option to increase our stake in Hua Xia Bank Co. Ltd. (China).
We made provision for credit losses of € 544 million in the quarter, versus € 236 million in the third quarter 2008 and € 1.0 billion in the second quarter 2009. Provision in CIB was € 323 million, versus € 66 million in the prior year quarter. CIB’s provision for credit losses included € 215 million related to assets reclassified in accordance with IAS 39, versus € 72 million in the prior year quarter. The majority of provisions related to assets reclassified under IAS 39 was primarily related to exposures in Leveraged Finance and Commercial Real Estate. PCAM’s provision for credit losses was € 214 million versus € 169 million in the prior year quarter, primarily reflecting credit conditions in a more difficult economic environment, notably in Spain and in consumer finance in Poland.
Noninterest expenses were € 5.4 billion in the quarter, versus € 4.1 billion in the third quarter 2008. The year-on-year development was primarily driven by compensation expenses, which were € 2.8 billion in the current quarter, up from € 1.9 billion in the prior year quarter, primarily due to higher performance-related compensation accruals reflecting improved business results. Severance payments were € 62 million in the current quarter, versus € 64 million in the prior year quarter. General and administrative expenses were € 2.2 billion, unchanged versus the prior year quarter. In the current quarter, general and administrative expenses included € 200 million related to our offer to repurchase certain products from private investors. Other non-compensation expenses were € 364 million in the quarter, versus a credit of € 32 million in the prior year quarter. In both periods, other noncompensation expenses reflected policyholder benefits and claims in respect of our investment in Abbey Life, which were offset by a corresponding amount in net revenues.
Income before income taxes was € 1.3 billion in the quarter, versus € 93 million in the prior year quarter. Pre-tax return on average active equity was 15%, compared with 1 % in the prior year quarter, while per our target definition, which excludes significant gains of € 110 million in the current quarter and € 229 million in the third quarter 2008, pre-tax return on average active equity was 14%, versus negative 1 % in the prior year quarter.
Net income was € 1.4 billion in the quarter, versus € 414 million in the third quarter 2008. Diluted earnings per share were € 2.10, versus € 0.83 in the prior year quarter. We recorded a tax benefit of € 78 million in the current quarter driven by € 369 million net tax benefits from specific tax items, including the resolution of tax audits for prior years, partly offset by the revaluation of deferred tax positions. In the prior year quarter, net income reflected a tax benefit of € 321 million, which had mainly been driven by a favorable geographic mix of income.

Management Report     Discussion of Group Results
2009 to 2008 Nine Months Comparison
For the first nine months of 2009, net revenues were € 22.4 billion, after mark-downs related to key credit market exposures of € 715 million, versus € 14.5 billion, after € 6.6 billion of mark-downs, in the first nine months of 2008.
In CIB, net revenues were € 15.3 billion, versus € 6.2 billion after the aforementioned mark-downs for the first nine months 2008.
In CB&S, net revenues in Sales & Trading (debt and other products) were € 8.5 billion, an increase of € 5.7 billion compared to the first nine months of 2008. The increase reflects significantly lower mark-downs in the first nine months of 2009, which amounted to € 825 million, compared to € 4.2 billion in the prior year period. Our foreign exchange, interest rate and money market businesses continued to perform strongly, while client flows increased. Credit trading reported gains in flow and structured products, which were partly offset by losses on legacy proprietary trading positions in the first quarter of 2009, charges of approximately € 350 million related to Ocala Funding LLC and approximately € 300 million of losses related to write-downs on specific risks in our structured credit business in the third quarter 2009. In the first nine months of 2009, Sales & Trading (equity) generated revenues of € 2.1 billion, an increase of 46 % versus the first nine months of 2008, primarily driven by positive results in equity proprietary trading, compared to losses in the prior year period. Origination and Advisory generated revenues of € 1.7 billion in the first nine months of 2009, compared to negative revenues of € 878 million in the first nine months of 2008. This improvement was mainly attributable to mark-to-market losses of € 2.4 billion on leveraged finance loans and loan commitments in the first nine months of 2008 compared to mark-to-market gains of € 109 million in the current year period. We achieved additional market share in Origination and improved our rank in global advisory (Source: Dealogic). Loan products revenues of € 1.3 billion in the first nine months of 2009 increased by 11 % versus the prior year period. Other products revenues were negative € 269 million in the first nine months of 2009. The improvement of € 104 million versus the prior year period included mark-to-market gains on investments held to back insurance policyholder claims in respect of Abbey Life and an impairment of € 500 million relating to The Cosmopolitan Resort and Casino property recorded in the first quarter 2009.
In GTB, revenues were € 2.0 billion in the first nine months of 2009. The decline of 2 % versus the first nine months of 2008 was driven by reduced revenues resulting from lower interest rate levels and declining asset valuations.
In PCAM, net revenues were € 6.1 billion, down 14 % versus the first nine months 2008.

Management Report     Discussion of Group Results
AWM reported net revenues of € 1.9 billion for the first nine months of 2009, a decrease of 29 % compared to the first nine months of 2008. This development was mainly the result of lower asset based fees as a consequence of lower invested assets and of impairment charges of € 240 million related to RREEF investments recorded in the first nine months of 2009. The prior year period included a charge related to a consolidated RREEF investment, which was included in AWM but transferred to the Corporate Investments Group Division starting 2009, and discretionary injections into certain money market funds.
In PBC, net revenues in the first nine months 2009 were € 4.2 billion, a decrease of 4 % compared to the first nine months of 2008, mainly driven by continued low levels of activity on the part of retail investors. This decline was partly offset by improved revenues from higher loan and deposit volumes and higher loan margins.
Net revenues in CI were € 1.1 billion compared to € 1.3 billion in the same period of the prior year. The reporting period of 2009 included mark-to-market gains related to the acquisition of Deutsche Postbank AG shares, gains from our investment in Deutsche Postbank AG (including the put/call option to increase this investment), and gains from the sale of industrial holdings. The result of the first nine months of 2008 included significant gains and dividends from our industrial holdings portfolio.
For the first nine months of 2009, provision for credit losses was € 2.1 billion, versus € 485 million in the first nine months of 2008. CIB recorded a net charge of € 1.5 billion in provision for credit losses in the first nine months of 2009, compared to € 46 million in the first nine months of 2008. The increase was driven by higher provisions related to assets which had been reclassified in accordance with the amendments to IAS 39. CIB’s provision for credit losses in the first nine months of 2009 included € 941 million related to assets reclassified in accordance with IAS 39, versus € 72 million in the first nine months of the prior year. The remaining increase reflects impairment charges taken on a number of our counterparty exposures in the Americas and Europe on the back of an overall deteriorating credit environment. In PCAM, provision for credit losses was € 605 million in the first nine months 2009, versus € 440 million in the comparison period 2008, predominantly reflecting higher provisions in PBC, despite the positive effect of a € 60 million release in the first quarter and lower provisions totaling € 59 million in the second and third quarters 2009, both in relation to revised parameter and model assumptions.
For the first nine months of 2009, noninterest expenses were € 15.9 billion, versus € 13.5 billion in the first nine months of 2008. Compensation expenses were € 9.0 billion, up from € 7.5 billion in the prior year period, predominantly due to higher performance-related compensation reflecting improved business performance. General and administrative expenses were € 6.4 billion, versus € 6.0 billion in the prior year period. This increase reflects litigation charges and provisions in the first nine months of 2009, mainly incurred during the second quarter. Other noncompensation expenses were € 585 million, versus income of € 35 million in the prior year period, primarily reflecting the aforementioned policyholder benefits and claims in respect of Abbey Life, which were offset by a corresponding amount in net revenues.

Management Report     Business Segment Review
For the first nine months of 2009, income before income taxes was € 4.4 billion, versus € 481 million in the first nine months of 2008. Pre-tax return on average active equity was 17%, versus 2 % in the prior year period. Per our target definition, pre-tax return on average active equity was 18%, versus a negative 3 % in the prior year period.
For the first nine months of 2009, net income was € 3.7 billion, up from € 918 million in the first nine months of 2008. Diluted earnings per share were € 5.62, up from € 1.85 in the prior year period. We recorded a tax expense of € 797 million for the nine months of 2009 which benefited from the resolution of tax audits for prior years, partly offset by the revaluation of deferred tax positions, and significant tax exempt income, versus a tax benefit of € 437 million in the prior year period.
Business Segment Review
Corporate and Investment Bank Group Division (CIB)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2009	Sep 30, 2008		Sep 30, 2009	Sep 30, 2008
Net revenues	5,098	1,743	193	15,321	6,197	147

Provision for credit losses	323	66	N/M	1,459	46	N/M

Noninterest expenses	3,578	2,203	62	10,124	8,071	25

Minority interest	15	(20)	N/M	2	(32)	N/M

Income (loss) before income taxes	1,182	(507)	N/M	3,735	(1,889)	N/M

N/M — Not meaningful
Corporate Banking & Securities Corporate Division (CB&S)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2009	Sep 30, 2008		Sep 30, 2009	Sep 30, 2008
Net revenues	4,440	1,051	N/M	13,343	4,174	N/M

Provision for credit losses	318	66	N/M	1,444	44	N/M

Noninterest expenses	3,119	1,794	74	8,757	6,865	28

Minority interest	15	(20)	N/M	2	(32)	N/M

Income (loss) before income taxes	988	(789)	N/M	3,140	(2,704)	N/M

N/M — Not meaningful
2009 to 2008 Three Months Comparison
Sales & Trading (debt and other products) generated record third quarter revenues of € 2.2 billion, an increase of € 1.3 billion compared to the third quarter 2008. This increase was driven by a strong performance across all products and the absence of significant mark-downs and Credit Proprietary Trading losses compared with the previous year. We recorded net mark-ups of € 263 million (therein a net release against monoline insurers of € 323 million, offset in part by write-downs on commercial real estate loans of € 66 million). In addition we recorded charges of approximately € 350 million related to Ocala Funding LLC, a commercial paper vehicle, and approximately € 300 million of losses related to write-downs on specific risks in our structured credit business, in the third quarter 2009. The prior year quarter included net mark-downs of € 705 million (therein residential mortgage-backed securities € 202 million, provisions against monoline insurers € 255 million, commercial real estate loans € 163 million and impairment losses on available for sale positions € 85 million).

Management Report     Business Segment Review
Revenues in ‘flow’ products, such as credit and rates, were up substantially from the third quarter 2008, driven by continuing client demand and increased market share. However, there was a decline in foreign exchange and money market trading as volatility and margins continued to normalize from the peaks of the past year. Revenues were also fueled by market share gains in U.S. fixed income trading (Source: Greenwich Associates), substantial year-on-year growth in emerging markets debt trading and a solid performance in commodities.
Sales & Trading (equity) generated revenues of € 918 million, € 1.1 billion higher than in the third quarter 2008, and the highest level since the fourth quarter of 2007. The increase reflects a strong performance across all products and the absence of losses in our Equity Proprietary Trading and Equity Derivatives businesses, which impacted the prior year quarter. There were significant gains in Equity Trading, boosted by client demand, favorable market conditions and robust volumes of primary issuances. The division consolidated market share gains in Global Prime Finance and benefited from a strong performance in Equity Derivatives, which has now been significantly de-risked. Equity Proprietary Trading performed well after a substantial risk reduction compared to the prior year quarter.
Origination and Advisory generated revenues of € 637 million in the third quarter 2009, an increase of € 736 million compared to the third quarter 2008. This increase was mainly attributable to € 56 million of positive mark-to-market movements in relation to leveraged finance loans and loan commitments, compared to losses of € 467 million in the prior year quarter. Equity Origination revenues increased from the prior year quarter due to improved market share within a higher fee pool. In Debt Origination, we increased our global share of High Yield fees, resulting in an improvement in ranking to second globally and first in EMEA. Advisory revenues were impacted by the continued drop in fee pool, reflecting the challenging market conditions. (Source for all rankings and market share: Dealogic).
Loan products revenues were € 308 million for the third quarter 2009, a decrease of € 227 million, or 42%, from the same period last year. The decrease was driven by mark-to-market losses on loans held at fair value and hedging losses. These were partly offset by increased revenues through risk management of the investment grade loan and hedge portfolio where the fair value option has been applied.

Management Report     Business Segment Review
Other products revenues were € 375 million in the third quarter, an increase of € 542 million from a negative revenues position in the prior year quarter. The increase was a result of mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, which are offset in noninterest expenses.
In provision for credit losses, CB&S recorded a net charge of € 318 million in the third quarter 2009, compared to a net charge of € 66 million in the prior year quarter. The increase was primarily attributable to provisions for credit losses on assets which had been reclassified in accordance with IAS 39. These were € 215 million in the third quarter 2009, versus € 72 million in the prior year quarter.
Noninterest expenses of € 3.1 billion in the third quarter 2009 were € 1.3 billion, or 74%, higher than the third quarter 2008, driven by higher performance-related compensation reflecting improved business results. Noninterest expenses in the third quarter 2009 also included the aforementioned effects from Abbey Life and a charge of € 200 million related to our offer to repurchase certain products from private investors.
Income before income taxes was € 988 million in the third quarter 2009, compared to a loss of € 789 million in the prior year quarter.
2009 to 2008 Nine Months Comparison
In the first nine months, Sales & Trading (debt and other products) revenues were € 8.5 billion, an increase of € 5.7 billion compared to the first nine months of 2008. The increase in revenues reflects significantly lower mark-downs in the first nine months of 2009, which amounted to € 825 million, compared to € 4.2 billion in the prior year period. Our foreign exchange, money market and rates products continued to perform strongly following the flight-to-quality and wider bid-offer spreads, while client flow increased. Credit trading reported gains in flow and structured products, which were partly offset by losses on legacy proprietary trading positions in the first quarter 2009.
In the first nine months of 2009, Sales & Trading (equity) generated revenues of € 2.1 billion, an increase of € 663 million, or 46%, versus the first nine months of 2008. The increase was driven by the recalibration of the division, spurring market share gains in Equity Trading and Global Prime Finance and improved results in Equity Proprietary Trading.
Origination and Advisory generated revenues of € 1.7 billion in the first nine months of 2009, compared to negative revenues of € 878 million in the first nine months of 2008. The improvement was mainly a result of the absence of significant mark-to-market losses, net of fees, against leveraged finance loans and loan commitments in the reporting period. The first nine months of 2008 saw mark-to-market losses in Leveraged Finance of € 2.4 billion versus gains of € 109 million in the current year period. We achieved additional market share in Origination, with revenue growth across Equity and Debt Origination. While the advisory markets saw an overall reduction in fee pool size and announced transactions, we improved our position to fifth in global advisory based on announced deals. (Source for all rankings: Dealogic, Thomson Reuters).

Management Report     Business Segment Review
Loan products revenues of € 1.3 billion in the first nine months of 2009 increased by € 128 million, or 11%, versus the same period last year. The result was driven by higher revenues through risk management of the investment grade loan and hedge portfolio where the fair value option has been applied.
Other products revenues were negative € 269 million in the first nine months of 2009, an improvement of € 104 million, or 28 % compared to the same period last year. This development included mark-to-market gains on investments held to back insurance policyholder claims in Abbey Life, as well as an impairment of € 500 million relating to The Cosmopolitan Resort and Casino property and losses on private equity investments recorded in the first quarter 2009.
CB&S recorded a net charge of € 1.4 billion in provision for credit losses in the first nine months of 2009, compared to € 44 million in the first nine months of 2008. The increase was related to provisions for assets which had been reclassified in accordance with the amendments to IAS 39, including significant provisions taken against two specific counterparties. Provision for credit losses in the first nine months 2009 included € 941 million related to assets reclassified in accordance with IAS 39, versus € 72 million in the comparison period of 2008. The remaining increase reflects impairment charges taken on a number of counterparty exposures in the Americas and Europe on the back of an overall deteriorating credit environment.
Noninterest expenses in CB&S were € 8.8 billion in the first nine months of 2009, € 1.9 billion, or 28%, higher than in the first nine months of the prior year. The increase mainly reflects higher performance-related compensation in line with improved business results and effects from Abbey Life. In addition, noninterest expenses also contained charges of € 200 million related to our offer to repurchase certain products from private investors and of € 316 million related to a legal settlement with Huntsman Corp. recorded in the second quarter 2009. These were partly offset by savings from cost containment measures and lower staff levels.
Income before income taxes in CB&S was € 3.1 billion in the first nine months of 2009, compared to € 2.7 billion loss in the first nine months of 2008.
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
Under the amendments to IAS 39 and IFRS 7 certain financial assets were reclassified in the second half of 2008 and the first quarter of 2009 from financial assets at fair value through profit or loss and the available for sale classifications into the loans classification. The reclassifications were made in instances where management believed that the intrinsic values of the assets exceeded their estimated fair values, which reflected the significantly reduced liquidity in the financial markets, and that returns on these assets would be optimized by holding them for the foreseeable future. Where this clear change of intent existed and was supported by an ability to hold and fund the underlying positions, we concluded that the reclassifications aligned the accounting more closely with the business intent. Assets that were reclassified in the third quarter 2008 were reclassified with effect from July 1, 2008 at the fair value as of that date. Where the business decision to reclassify was made by November 1, 2008 and these assets met the reclassification rules and the Group’s internal reclassification criteria, the reclassifications were made with effect from October 1, 2008. Business decisions to reclassify assets after November 1, 2008 were made on a prospective basis at fair value on the date reclassification was approved.

Management Report     Business Segment Review
The table below shows the net contribution of the reclassification accounting for CB&S. In the third quarter the reclassifications resulted in a € 772 million gain foregone to the income statement and a € 1.1 billion gain foregone to net gains (losses) not recognized in the income statement. In the nine-month period there was an additional income of € 104 million and a € 1.0 billion gain foregone to net gains (losses) not recognized in the income statement. The consequential effect on credit market risk disclosures is provided under “Update on Key Credit Market Exposures” on page 16.

	Sep 30, 2009		Three months ended		Nine months ended
			Sep 30, 2009		Sep 30, 2009
	Carrying	Fair	Impact on	Impact on net	Impact on	Impact on net
	value	value	income before	gains (losses) not	income before	gains (losses) not
			income taxes	recognized in the	income taxes	recognized in the
				income statement		income statement
	in € bn.	in € bn.	in € m.	in € m.	in € m.	in € m.
Sales & Trading — Debt
Trading assets reclassified to loans	18.1	16.0	(380)	—	380	—
Financial assets available for sale reclassified to loans	9.9	8.7	(27)	(1,051)	—	(889)

Origination and advisory
Trading assets reclassified to loans	6.6	5.8	(342)	—	(276)	—

Loan products
Financial assets available for sale reclassified to loans	0.1	0.1	(23)	—	—	(114)[1]

Total	34.7	30.6	(772) [2]	(1,051)	104	(1,003)

of which related to reclassifications made in 2008	31.8	27.9	(801)	(1,051)	(228)	(1,003)

of which related to reclassifications made in 1Q 09	2.9	2.7	29	—	332	—

of which related to reclassifications made in 2Q 09	—	—	—	—	—	—

of which related to reclassifications made in 3Q 09	—	—	—	—	—	—

1	The negative amount shown as the nine month movement in net gains (losses) not recognized in the income statement is due to an instrument being impaired in the nine-month period. The decrease in fair value since reclassification that would have been recorded in equity would then be removed from equity and recognized through the income statement.

2	In addition to the impact in CB&S, income before income taxes decreased by € 1 million in PBC.

Management Report     Business Segment Review
Update on Key Credit Market Exposures
The following is an update on the development of certain key credit positions (including protection purchased from monoline insurers) of those CB&S businesses on which we have previously provided additional risk disclosures.

Mortgage related exposure in our CDO trading and origination,
U.S. and European residential mortgage businesses[1,2]
in € m.	Sep 30, 2009	Jun 30, 2009
Subprime and Alt-A CDO exposure in trading and origination businesses:
CDO subprime exposure — Trading[3]	237	303
CDO subprime exposure — Available for sale	35	41
CDO Alt-A exposure — Trading	42	22

Residential mortgage trading businesses:
Other U.S. residential mortgage business exposure[4,5]	1,505	1,224
European residential mortgage business exposure[6]	179	197

1	Disclosure above relates to key credit market positions exposed to fair value movements through the income statement.

2	Exposure is net of hedges and other protection purchased. Exposure represents our potential loss in the event of a 100 % default of securities and associated hedges, assuming zero recovery. Excludes assets reclassified from trading or available for sale to loans and receivables in accordance with the amendments to IAS 39 with a carrying value as of September 30, 2009 of € 1.9 billion (thereof European residential mortgage exposure € 1.1 billion, Other U.S. residential mortgage exposure € 383 million, CDO subprime exposure — Trading € 450 million) and as of June 30, 2009 by € 2.1 billion (thereof European residential mortgage exposure € 1.2 billion, Other U.S. residential mortgage exposure € 411 million, CDO subprime exposure — Trading € 486 million).

3	Classified as subprime if 50 % or more of the underlying collateral are home equity loans.

4	Analysis excludes both agency mortgage-backed securities and agency eligible loans, which we do not consider to be credit sensitive products, and interest-only and inverse interest-only positions which are negatively correlated to deteriorating markets due to the effect on the position of the reduced rate of mortgage prepayments. The slower repayment rate extends the average life of these interest-only products which in turn leads to a higher value due to the longer expected interest stream.

5	Thereof € 976 million Alt-A, € 83 million Subprime, € (70) million Other and € 516 million Trading-related net positions as of September 30, 2009 and € 770 million Alt-A, € 79 million Subprime, € 81 million Other and € 295 million Trading-related net positions as of June 30, 2009.

6	Thereof United Kingdom € 141 million, Italy € 30 million and Germany € 8 million as of September 30, 2009 and United Kingdom € 154 million, Italy € 35 million and Germany € 9 million as of June 30, 2009.

Commercial Real Estate whole loans[1]
in € m.	Sep 30, 2009	Jun 30, 2009
Loans held on a fair value basis, net of risk reduction[2]	1,766	2,154

Loans reclassified in accordance with the amendments to IAS 39[3]	6,478	6,614

Loans related to asset sales[4]	2,069	2,121

1	Excludes our portfolio of secondary market commercial mortgage-backed securities which are actively traded and priced and loans that have been held on our hold book since inception.

2	Risk reduction trades represent a series of derivative or other transactions entered into in order to mitigate risk on specific whole loans. Fair value of risk reduction amounted to € 1.0 billion as of September 30, 2009 and € 1.2 billion as of June 30, 2009.

3	Carrying value.

4	Carrying value of vendor financing on loans sold since January 1, 2008. Please refer to “Special Purpose Entities” on page 28 for more information.

Leveraged Finance[1]
in € m.	Sep 30, 2009	Jun 30, 2009
Loans held on a fair value basis	490	552
thereof: loans entered into since 2008	223	325

Loans reclassified in accordance with the amendments to IAS 39[2]	6,640	6,766

Loans related to asset sales[3]	5,664	5,737

1	Excludes loans transacted before January 1, 2007 which were undertaken before the market disruption and loans that have been held on our hold book since inception.

2	Carrying value.

3	Carrying value of vendor financing on loans sold since January 1, 2008. Please refer to “Special Purpose Entities” on page 28 for more information.

Management Report     Business Segment Review

Monoline exposure related to U.S.	Sep 30, 2009				Jun 30, 2009
residential mortgages[1,2]	Notional	Fair value	CVA[3]	Fair value	Notional	Fair value	CVA[3]	Fair value
	amount	prior to		after CVA[3]	amount	prior to		after CVA[3]
in € m.		CVA[3]				CVA[3]
AA Monolines[4]:
Super Senior ABS CDO	—	—	—	—	—	—	—	—
Other subprime	52	33	(3)	30	61	43	(4)	40
Alt-A	4,437	1,900	(166)	1,734	4,585	1,934	(169)	1,765

Total AA Monolines	4,490	1,933	(169)	1,764	4,646	1,978	(173)	1,804

Non Investment Grade Monolines[4]:
Super Senior ABS CDO	—	—	—	—	317	289	(244)	45
Other subprime	121	9	(2)	7	142	12	(10)	2
Alt-A	—	—	—	—	1,201	405	(324)	81

Total Non Investment Grade Monolines	121	9	(2)	7	1,660	706	(577)	128

Total	4,611	1,942	(170)	1,771	6,305	2,683	(750)	1,933

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 35 million as of September 30, 2009 and € 51 million as of June 30, 2009, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed name-by-name based on internally determined credit ratings.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of September 30, 2009 and June 30, 2009.

Other Monoline exposure[1,2]	Sep 30, 2009				Jun 30, 2009
	Notional	Fair value	CVA[3]	Fair value	Notional	Fair value	CVA[3]	Fair value
	amount	prior to		after CVA[3]	amount	prior to		after CVA[3]
in € m.		CVA[3]				CVA[3]
AA Monolines[4]:
TPS-CLO	2,886	1,108	(97)	1,011	2,937	1,290	(113)	1,177
CMBS	985	80	(7)	73	1,026	127	(11)	116
Corporate single name/ Corporate CDO	2,000	2	—	2	6,319	33	(3)	30
Student loans	268	38	(3)	35	279	56	(5)	51
Other	902	287	(25)	262	857	283	(25)	259

Total AA Monolines	7,041	1,515	(133)	1,382	11,419	1,788	(156)	1,632

Non Investment Grade Monolines[4]:
TPS-CLO	1,078	469	(184)	286	1,229	539	(227)	312
CMBS	5,908	884	(225)	660	6,074	1,202	(372)	830
Corporate single name/ Corporate CDO	5,145	51	(16)	35	5,662	141	(35)	106
Student loans	1,198	634	(317)	317	1,248	810	(322)	488
Other	1,782	359	(127)	232	1,697	460	(252)	208

Total Non Investment Grade Monolines	15,111	2,397	(868)	1,529	15,910	3,153	(1,209)	1,944

Total	22,152	3,912	(1,001)	2,911	27,329	4,941	(1,365)	3,576

1	Excludes counterparty exposure to monoline insurers that relates to wrapped bonds of € 108 million as of September 30, 2009 and € 137 million as of June 30, 2009, which represents an estimate of the potential mark-downs of wrapped assets in the event of monoline defaults.

2	A portion of the mark-to-market monoline exposure has been mitigated with CDS protection arranged with other market counterparties and other economic hedge activity.

3	Credit valuation adjustments (“CVA”) are assessed name-by-name based on internally determined credit ratings.

4	Ratings are the lower of Standard & Poor’s, Moody’s or our own internal credit ratings as of September 30, 2009 and June 30, 2009.

Management Report     Business Segment Review
The following table shows the roll-forward of credit valuation adjustment held against monoline insurers from June 30, 2009 to September 30, 2009.

Credit valuation adjustment	Three months ended
in € m.	Sep 30, 2009
Balance, beginning of period	2,115

Settlements	(813)

Net release	(132)

Balance, end of period	1,171

Global Transaction Banking Corporate Division (GTB)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2009	Sep 30, 2008		Sep 30, 2009	Sep 30, 2008
Net revenues	658	692	(5)	1,977	2,023	(2)

Provision for credit losses	6	0	N/M	15	2	N/M

Noninterest expenses	459	410	12	1,367	1,206	13

Minority interest	—	—	N/M	—	—	N/M

Income before income taxes	194	281	(31)	596	815	(27)

N/M — Not meaningful
2009 to 2008 Three Months Comparison
GTB net revenues of € 658 million in the third quarter 2009 were € 33 million, or 5%, lower than in the third quarter 2008. The decrease was driven by reduced revenues resulting from a historically low interest rate environment, partly offset by a positive impact of € 63 million related to a revision of our risk-based funding framework in the second quarter 2009. Growth in Trade Finance revenues was driven by continued demand for more complex financing products in Europe and Asia. We further strengthened our market share in euro clearing while retaining our strong position in U.S. dollar clearing.
In provision for credit losses, a net charge of € 6 million was recorded in the third quarter 2009. There was no provision for credit losses in the prior year quarter.
Noninterest expenses were € 459 million in the third quarter 2009, up € 49 million, or 12%, compared to the third quarter 2008. This increase was mainly driven by higher performance-related compensation and regulatory costs related to deposit and pension protection funds as well as increased staff levels across all business lines, including the effect from the formation of Deutsche Card Services GmbH in the fourth quarter 2008, in order to support business growth.
Income before income taxes was € 194 million for the quarter, a decrease of € 88 million, or 31%, compared to the prior year quarter.

Management Report     Business Segment Review
2009 to 2008 Nine Months Comparison
GTB’s revenues of € 2.0 billion in the first nine months of 2009 were marginally lower than in the first nine months of 2008. Continued growth in Trade Finance and the positive impact of € 118 million related to the aforementioned revision of our risk-based funding framework were offset by reduced revenues resulting from lower interest rate levels, depressed asset valuations, low depository receipts and dividend activity.
In provision for credit losses, a net charge of € 15 million was recorded in the first nine months of 2009, compared to a net charge of € 2 million in the first nine months of 2008.
Noninterest expenses were € 1.4 billion in the first nine months of 2009, up € 161 million, or 13%, versus the same period last year, impacted by higher transaction-related and the aforementioned regulatory costs, increased staff levels across all business lines in order to support business growth and the formation of Deutsche Card Services GmbH in the fourth quarter 2008.
Income before income taxes was € 596 million for the first nine months of 2009, a decrease of € 219 million, or 27%, compared to the first nine months of the prior year.
Private Clients and Asset Management Group Division (PCAM)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2009	Sep 30, 2008		Sep 30, 2009	Sep 30, 2008
Net revenues	2,161	2,148	1	6,089	7,042	(14)

Provision for credit losses	214	169	26	605	440	38

Noninterest expenses	1,663	1,814	(8)	5,202	5,377	(3)

Minority interest	0	(3)	N/M	(5)	(4)	32

Income (loss) before income taxes	283	167	69	287	1,230	(77)

N/M — Not meaningful
Asset and Wealth Management Corporate Division (AWM)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2009	Sep 30, 2008		Sep 30, 2009	Sep 30, 2008
Net revenues	772	713	8	1,904	2,676	(29)

Provision for credit losses	5	1	N/M	14	2	N/M

Noninterest expenses	633	810	(22)	2,019	2,342	(14)

Minority interest	0	(3)	N/M	(5)	(4)	27

Income (loss) before income taxes	134	(95)	N/M	(123)	335	N/M

N/M — Not meaningful
2009 to 2008 Three Months Comparison
AWM reported net revenues of € 772 million in the third quarter 2009, an increase of € 59 million, or 8%, compared to the same period in 2008. Loan/deposit revenues of € 84 million increased by € 13 million, or 18%, primarily due to a positive impact from the revision of our risk-based funding framework in the second quarter 2009 and higher margins in the lending business. These positive effects were partly offset by lower deposit revenues. Brokerage revenues of € 197 million were down by € 23 million, or 10%, mainly reflecting continued low levels of customer activity driven by the uncertainties in the international securities markets. Portfolio/fund management revenues decreased by € 73 million, or 17%, in Asset Management (AM) and by

Management Report     Business Segment Review
€ 19 million, or 22%, in Private Wealth Management (PWM). In AM, the reduction mainly reflected the impact of asset devaluations and outflows of invested assets primarily in 2008. In PWM, the decrease was mainly driven by asset devaluations. Revenues from other products were positive € 47 million compared to negative € 114 million in the same period last year. The prior year quarter included a charge of € 65 million related to a consolidated RREEF infrastructure investment, which was transferred to Corporate Investments starting 2009. Additionally, the third quarter 2008 included discretionary injections of € 55 million into certain money market funds, as well as impairment losses on seed capital investments.
Noninterest expenses in the third quarter 2009 were € 633 million. The decrease of € 177 million, or 22%, compared to the third quarter 2008 was mainly driven by the aforementioned RREEF infrastructure investment. Noninterest expenses last year also included a charge of € 59 million for a provision related to a tender offer to repurchase Auction Rate Securities (ARS) at par from retail clients following a legal settlement in the U.S. The remaining decrease primarily reflected cost containment measures.
AWM recorded an income before income taxes of € 134 million compared to a loss before income taxes of € 95 million in the third quarter last year.
Invested Assets in AWM increased by € 25 billion to € 657 billion in the third quarter of 2009. Net new money of € 10 billion (€ 5 billion in AM and € 5 billion in PWM) and positive performance effects were partly offset by negative foreign exchange rate effects.
2009 to 2008 Nine Months Comparison
AWM reported net revenues of € 1.9 billion for the first nine months of 2009, a significant decrease of € 771 million, or 29%, compared to the first nine months of 2008. Portfolio/fund management revenues in AM decreased by € 385 million, or 27%, compared to the same period last year. PWM’s Portfolio/fund management revenues were down € 52 million, or 19%. In AM, the reduction mainly reflected the impact of asset devaluations and outflows of invested assets primarily in 2008. This was partly offset by increased performance fees in retail asset management. Brokerage revenues of € 570 million decreased by € 131 million, or 19%, primarily driven by continued lower customer activity as a consequence of the uncertainties in the securities markets. Loan/deposit revenues were up € 44 million, or 23%, largely due to significantly higher margins for the lending business. Also, revenues from loans/deposits were affected positively through the revision of our risk-based funding framework in the first nine months of 2009. Revenues from other products were negative € 188 million in the first nine months of 2009 compared to positive € 55 million in the same period of the previous year. The 2009 period included impairment charges of € 240 million related to RREEF investments. The prior year period included expenses in the third quarter 2008 related to the aforementioned RREEF infrastructure investment, discretionary injections of € 58 million into certain money market funds and impairment losses on seed capital investments.

Management Report     Business Segment Review
Noninterest expenses in the first nine months of 2009 were € 2.0 billion, a decrease of € 323 million, or 14%, compared to the first nine months of 2008, primarily reflecting the transfer of the aforementioned RREEF infrastructure investment to CI in 2009 and the results of our cost containment initiatives. Lower performance-related compensation accruals were more than offset by higher severance payments related to our continued efforts to reposition our platform. The first nine months of 2008 included € 58 million of discretionary injections into certain money market funds as well as € 18 million of policyholder benefits and claims expenses. Additionally, the prior year period included the aforementioned provision of € 59 million for a tender offer related to ARS.
AWM’s loss before income taxes for the first nine months of 2009 was € 123 million, compared to income before income taxes of € 335 million in the first nine months of 2008.
During the first nine months of 2009, invested assets increased by € 30 billion to € 657 billion. The increase was driven by market appreciation and net inflows, partly offset by foreign exchange rate effects.
Private & Business Clients Corporate Division (PBC)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2009	Sep 30, 2008		Sep 30, 2009	Sep 30, 2008
Net revenues	1,389	1,435	(3)	4,185	4,367	(4)

Provision for credit losses	209	168	24	591	438	35

Noninterest expenses	1,031	1,004	3	3,183	3,035	5

Minority interest	0	(0)	N/M	0	0	N/M

Income before income taxes	149	262	(43)	411	894	(54)

N/M — Not meaningful
2009 to 2008 Three Months Comparison
Net revenues in the third quarter 2009 were € 1.4 billion, down € 46 million, or 3%, compared to the third quarter 2008. Brokerage revenues decreased € 84 million, or 35%, compared to the third quarter 2008, as a consequence of lower activity of retail investors due to uncertainties in the securities markets. Revenues from portfolio/fund management decreased by € 14 million, or 16%, mainly due to the absence of positive impacts from a successful portfolio management product campaign, which affected the revenues of the prior year period. Revenues from payments, account & remaining financial services decreased by € 11 million, or 4%. This decline was mainly due to lower revenues related to insurance product sales. Loan/deposit revenues increased by € 79 million, or 11%, compared to the prior year quarter. The improvement was driven by higher loan volumes and margins, while deposit volume growth was offset by lower deposit margins. Revenues from other products decreased by € 16 million, or 16%.

Management Report     Business Segment Review
Provision for credit losses was € 209 million in the third quarter 2009, up € 41 million, or 24%, compared to the same quarter last year. This development particularly reflects a continued deterioration of the credit environment in Spain and Poland as well as generally higher credit costs in the other regions, partly offset by a positive impact on provisions of € 29 million related to revised parameter and model assumptions.
Noninterest expenses were € 1.0 billion in the third quarter 2009, an increase of € 26 million, or 3%, compared to the third quarter 2008. This increase mainly reflects higher allocated costs from centralized service functions and higher contributions to the German pension protection fund, counterbalanced by tight cost management measures.
Income before income taxes was € 149 million in the third quarter 2009, a decrease of € 113 million, or 43%, versus the third quarter 2008.
Invested assets were € 196 billion as of September 30, 2009, an increase of € 7 billion compared to June 30, 2009. This increase includes € 1 billion in net new assets, while the remaining development was primarily driven by market appreciation.
PBC acquired 12,000 net new clients in the third quarter 2009, mainly driven by increases in Italy and Poland, partly offset by reductions in Spain and India.
2009 to 2008 Nine Months Comparison
Net revenues in the first nine months of 2009 were € 4.2 billion, a decrease of € 182 million, or 4%, compared to the first nine months of 2008. Brokerage revenues decreased by € 289 million, or 35%, mainly reflecting continued low levels of retail investor activity. Revenues from payment, account & remaining financial services decreased by € 58 million, or 7%, predominantly driven by lower revenues related to insurance products sales, partly offset by improved revenues from payment and account services. Revenues from portfolio/fund management decreased by € 17 million, or 8%, mainly due to the absence of positive impacts from the aforementioned product campaign in the third quarter 2008. Loan/deposit revenues were up € 141 million, or 6%, compared to the first nine months of 2008, driven by organic growth in loan and deposit volumes as well as from higher loan margins. Revenues from other products increased by € 41 million, or 14%, including a gain on the disposal of an available for sale investment in the first quarter 2009.
In the first nine months of 2009, the provision for credit losses was € 591 million, an increase of € 154 million, or 35%, compared to the first nine months of 2008. This development reflects the continued deterioration of the credit environment, most notably in Spain, and generally higher credit costs in the other regions. The provisions for credit losses in 2009 included a € 60 million release in the first quarter and lower provisions totaling € 59 million in the second and third quarters, both in relation to revised parameter and model assumptions.

Management Report     Business Segment Review
For the first nine months of 2009, noninterest expenses were € 3.2 billion, an increase of € 148 million, or 5%, compared to the first nine months of 2008. This increase was primarily driven by significantly higher severance payments, higher contributions related to the German pension protection fund and higher allocations from centralized service functions. The increase was partly offset by lower performance-related compensation reflecting lower business results and from the effects of tight cost management measures.
For the first nine months of 2009, income before income taxes was € 411 million, a decrease of € 483 million, or 54%, versus the first nine months of 2008, driven by the aforementioned severance payments, lower revenues and higher provisions for credit losses.
During the first nine months of 2009, invested assets increased by € 8 billion. The impact of € 9 billion market appreciation was partly offset by invested asset outflows of € 1 billion.
PBC acquired 76,000 net new clients in the first nine months 2009, mainly driven by increases in Italy and Poland, partly offset by a reduction in India.
Corporate Investments Group Division (CI)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2009	Sep 30, 2008		Sep 30, 2009	Sep 30, 2008
Net revenues	242	261	(7)	1,055	1,262	(16)

Provision for credit losses	7	(1)	N/M	6	(2)	N/M

Noninterest expenses	117	21	N/M	490	69	N/M

Minority interest	0	2	(77)	(0)	2	N/M

Income before income taxes	117	238	(51)	559	1,193	(53)

N/M — Not meaningful
2009 to 2008 Three Months Comparison
CI’s income before income taxes was € 117 million in the third quarter 2009, compared to € 238 million in the third quarter 2008. The current quarter included mark-to-market gains of € 140 million from the put/call options to increase our investment in Deutsche Postbank AG, as well as gains of € 110 million arising from the reduction of our stake in Daimler AG. These gains were partly offset by mark-to-market losses from our option to increase our share in Hua Xia Bank Co. Ltd. In the third quarter 2008, gains of € 273 million from our industrial holdings portfolio related to the sale of our stake in Allianz SE and the reduction of our stake in Linde AG were included.

Management Report     Business Segment Review
2009 to 2008 Nine Months Comparison
For the first nine months of 2009, income before income taxes was € 559 million compared to € 1.2 billion in the same period of the prior year. The first nine months of 2009 included three significant effects related to Deutsche Postbank AG: mark-to-market gains of € 476 million from our derivatives related to the acquisition of shares, mark-to-market gains of € 373 million from the put/call options to increase our investment and a positive equity pick-up of € 179 million. Results from industrial holdings in the first nine months of 2009 contained sales gains of € 302 million, which were counterbalanced by impairment charges of € 302 million. The current year also included a goodwill impairment charge of € 151 million related to our investment in Maher Terminals LLC. The first nine months of 2008 included gains of € 1.3 billion from the sale of industrial holdings (mainly related to Daimler AG, Allianz SE and Linde AG), dividend income of € 111 million and mark-to-market losses from our option to increase our share in Hua Xia Bank Co. Ltd.
Consolidation & Adjustments (C&A)

	Three months ended		Change in %	Nine months ended		Change in %
in € m.	Sep 30, 2009	Sep 30, 2008		Sep 30, 2009	Sep 30, 2008
Net revenues	(263)	252	N/M	(46)	(30)	55

Provision for credit losses	(0)	1	N/M	(0)	1	N/M

Noninterest expenses	20	36	(43)	86	(12)	N/M

Minority interest	(16)	21	N/M	4	34	(89)

Income (loss) before income taxes	(267)	195	N/M	(136)	(53)	156

N/M — Not meaningful
2009 to 2008 Three Months Comparison
Loss before income taxes in C&A was € 267 million in the third quarter 2009 compared to an income of € 195 million in the prior year quarter. The result in the third quarter 2009 was significantly impacted by negative effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions, mainly driven by both euro and U.S. dollar interest rate movements. Partly offsetting these effects was interest income on taxes regarding a positive outcome in a number of tax audit settlements related to prior years. The prior year quarter was positively influenced by effects from different accounting methods used for management reporting and IFRS which were partly offset by results not attributable to the segments.
2009 to 2008 Nine Months Comparison
In the first nine months of 2009, loss before income taxes in C&A was € 136 million compared to a loss of € 53 million in the first nine months of 2008. The result of the first nine months of 2009 was mainly driven by negative effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions. These negative effects mainly resulted from matured positions which contributed positive impacts to C&A in the prior year. They were partly offset by gains of € 459 million from derivative contracts used to hedge effects on shareholders’ equity of obligations under share-based compensation plans.

Management Report     Financial Position
Financial Position
The table below shows information on our financial position.

in € m.	Sep 30, 2009	Dec 31, 2008
Cash and due from banks	11,239	9,826

Interest-earning deposits with banks	63,085	64,739

Central bank funds sold, securities purchased under resale agreements and securities borrowed	48,137	44,289

Trading assets	225,668	247,462

Positive market values from derivative financial instruments	693,552	1,224,493

Financial assets designated at fair value through profit or loss[1]	135,970	151,856

Loans	260,155	269,281

Brokerage and securities related receivables	142,243	104,058

Remaining assets	79,508	86,419

Total assets	1,659,557	2,202,423

Deposits	364,973	395,553

Central bank funds purchased, securities sold under repurchase agreements and securities loaned	47,174	90,333

Trading liabilities	52,678	68,168

Negative market values from derivative financial instruments	662,991	1,181,617

Financial liabilities designated at fair value through profit or loss[2]	87,563	78,003

Other short-term borrowings	47,381	39,115

Long-term debt	134,669	133,856

Brokerage and securities related payables	158,979	111,467

Remaining liabilities	67,492	72,397

Total liabilities	1,623,900	2,170,509

Total equity	35,657	31,914

1	Includes securities purchased under resale agreements designated at fair value through profit or loss of € 80,982 million and € 94,726 million and securities borrowed designated at fair value through profit or loss of € 29,594 million and € 29,079 million as of September 30, 2009 and December 31, 2008, respectively.

2	Includes securities sold under repurchase agreements designated at fair value through profit or loss of € 66,655 million and € 52,633 million as of September 30, 2009 and December 31, 2008, respectively.
Assets and Liabilities
As of September 30, 2009, total assets were € 1,660 billion. The decrease of € 543 billion, or 25%, compared to December 31, 2008, primarily in CB&S, led to a significant reduction of our leverage. Total liabilities were down by € 547 billion to € 1,624 billion.
The development of both assets and liabilities during the first nine months of 2009 was only slightly affected by the shift in foreign exchange rates between the U.S. dollar and the euro. While in the first three months of 2009 the weakening of the euro led to higher euro equivalents for our U.S. dollar denominated assets and liabilities, the strengthening of the euro in the second and third quarters of 2009 largely reversed this development.
Financial assets and liabilities at fair value through profit or loss were the main contributors to the overall decrease in total assets and liabilities compared to December 31, 2008. Positive and negative market values from derivatives were down by € 531 billion and € 519 billion, respectively, mainly due to movements in interest rates, foreign exchange rates and credit spreads. Financial positions designated at fair value through profit or loss were down € 16 billion in assets and up € 10 billion in liabilities, both mainly from secured transactions. Trading assets and trading liabilities were lower by € 22 billion and € 15 billion, respectively.

Management Report     Financial Position
Central bank funds sold, securities purchased under resale agreements and securities borrowed increased by € 4 billion. Central bank funds purchased, securities sold under repurchase agreements and securities loaned decreased by € 43 billion, mainly from lower central bank funds purchased as liquidity returned to the markets.
Brokerage and securities related receivables and payables were up € 38 billion and € 48 billion, respectively, compared to December 31, 2008. Both increases included higher volumes of unsettled regular way trades, resulting from increased market activity.
Interest earning deposits with banks were down € 2 billion versus December 31, 2008. Loans decreased € 9 billion to € 260 billion, mainly in the CB&S portfolio against the backdrop of a deleveraging market, partly offset by increases in PBC. Deposits were down € 31 billion, in particular driven by a decline of deposits from banks in CB&S, partly offset by increases in PCAM. Long-term debt was € 135 billion as of September 30, 2009, slightly up compared to December 31, 2008.
Fair Value Hierarchy — Valuation Techniques with Unobservable Parameters
Financial instruments carried at fair value are categorized under the three levels of the IFRS fair value hierarchy depending upon whether their values were determined based upon quoted prices in an active market (“Level 1”), valuation techniques with observable parameters (“Level 2”) or valuation techniques with one or more significant unobservable parameters (“Level 3”). Level 3 assets include complex OTC derivatives, illiquid loans and certain structured bonds.
Total Level 3 assets were € 60 billion as of September 30, 2009, which was equivalent to 5 % of total fair value assets (versus € 88 billion, or 5%, as of December 31, 2008). Total Level 3 liabilities were € 21 billion as of September 30, 2009 which was equivalent to 3 % of total fair value liabilities (versus € 34 billion, or 3%, as of December 31, 2008). The decrease in Level 3 assets of € 28 billion during the nine months ended September 30, 2009 was mainly attributable to reclassifications into Level 2 as a result of improved transparency of credit inputs, sales of mortgage-backed and other securities, as well as a reduction in market values for the derivatives portfolio.
The decrease of € 13 billion in Level 3 liabilities during the nine months ended September 30, 2009 was mainly attributable to improved transparency of credit inputs resulting in reclassifications into Level 2, sales of mortgage-backed securities which resulted in deconsolidation of certain securitization vehicles as well as reduced derivatives market values.

Management Report     Financial Position
Equity
Total equity of € 35.7 billion as of September 30, 2009 increased by € 3.7 billion, or 12%, compared to December 31, 2008. The main factors contributing to this development were net income attributable to Deutsche Bank shareholders of € 3.7 billion, a capital increase of € 958 million from the issuance of 50 million new shares in March 2009 related to the acquisition of a minority interest in Deutsche Postbank AG, and a net decrease of € 917 million of common shares held in treasury which are deducted from equity. These positive factors were partly offset by net decreases of € 839 million in share awards mainly resulting from the distribution of shares in 2009, actuarial losses related to defined benefit plans, net of tax, of € 512 million, and cash dividends declared and paid of € 309 million.
Unrealized net losses on financial assets available for sale decreased by € 279 million compared to December 31, 2008. The negative balance of € 602 million as of September 30, 2009 included net losses of € 889 million from debt securities in Group-sponsored asset-backed commercial paper (“ABCP”) conduits which were reclassified out of financial assets available for sale to the loans category as of July 1, 2008, following the amendments to IAS 39. These unrealized losses, which occurred prior to the reclassification date, are amortized through profit or loss until maturity of the assets based on the effective interest rate method. If a reclassified asset becomes impaired, the amount recorded in shareholders’ equity relating to the impaired asset is released to the income statement at the impairment date.
Regulatory Capital
The Tier 1 capital ratio at the end of the quarter was 11.7%, its highest-ever level since the introduction of Basel II capital framework, and up from 11.0 % at the end of the second quarter 2009 and 10.1 % at the end of 2008. The Core Tier 1 ratio, which excludes hybrid instruments, was 8.1 % at the end of the quarter, up from 7.8 % at the end of the second quarter and 7.0 % at the end of 2008. Tier 1 capital at the end of the quarter was € 33.7 billion, up from € 32.5 billion at the end of the second quarter 2009. Capital formation was positively impacted by € 1.4 billion of net income and by the placement of € 1.3 billion in Tier 1 Hybrid securities in August 2009. These increases were partially offset by exchange rate effects, capital effects from equity-based compensation, increased deduction items and actuarial losses related to defined benefit plans, net of tax. Risk-weighted assets were € 288 billion at the end of the current quarter, € 8 billion lower than at the end of the second quarter 2009, reflecting exchange rate effects and continued tight management of risk-weighted assets. Risk-weighted assets for market risk remained materially unchanged as the effect of a reduced value at risk was offset by an increase in the regulatory capital multiplier imposed by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht).

Management Report     Special Purpose Entities
Special Purpose Entities
We engage in various business activities with certain entities, referred to as special purpose entities (“SPEs”), which are designed to achieve a specific business purpose. The principal uses of SPEs are to provide clients with access to specific portfolios of assets and risk and to provide market liquidity for clients through securitizing financial assets. SPEs may be established as corporations, trusts or partnerships.
In limited situations we consolidate some SPEs for both financial reporting and German regulatory purposes. However, in all other cases we hold regulatory capital, as appropriate, against all SPE-related transactions and related exposures, such as derivative transactions and lending-related commitments and guarantees. To date, our exposures to nonconsolidated SPEs have not had a material impact on our debt covenants, capital ratios, credit ratings or dividends.
This section contains information about movements in total assets of SPEs that are consolidated on our balance sheet as well as movements on total exposures to SPEs that are not consolidated. This section should be read in conjunction with the Management Report, section “Special Purpose Entities”, and Note [1] of our Financial Report 2008.

Management Report     Special Purpose Entities
Total Assets in Consolidated SPEs
These tables provide detail about the assets (after consolidation eliminations) in our consolidated SPEs. These tables should be read in conjunction with the “Update on Key Credit Market Exposures” which is included on page 16 of this report.

Sep 30, 2009	Asset type
	Financial
	assets at		Financial
	fair value		assets		Cash and
	through		available		cash
in € m.	profit or loss	[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits[2]	52		19	16,865	—	39	16,975

Group sponsored securitizations
U.S.	3,120		—	—	—	22	3,142
non-U.S.	550		—	1,173	8	25	1,756

Third party sponsored securitizations
U.S.	197		—	—	—	49	246
non-U.S.	—		—	516	2	23	541

Repackaging and investment products	6,289		2,033	38	612	1,592	10,564

Mutual funds	6,228		—	—	1,379	30	7,637

Structured transactions	2,569		35	5,305	19	497	8,425

Operating entities	1,712		3,306	1,889	574	1,296	8,777

Other	465		31	765	92	872	2,225

Total	21,182		5,424	26,551	2,686	4,445	60,288

1	Fair value of derivative positions was € 326 million.

2	Decrease in loans during the quarter due to maturing facilities.

Jun 30, 2009	Asset type
	Financial
	assets at	Financial
	fair value	assets		Cash and
	through	available		cash
in € m.	profit or loss[1]	for sale	Loans	equivalents	Other assets	Total assets
Category:
Group sponsored ABCP conduits	81	19	19,542	4	53	19,699

Group sponsored securitizations
U.S.	3,289	—	—	—	38	3,327
non-U.S.	597	—	1,169	38	24	1,828

Third party sponsored securitizations
U.S.	232	—	—	18	16	266
non-U.S.	—	—	570	2	26	598

Repackaging and investment products	5,893	1,939	42	596	1,629	10,099

Mutual funds	5,760	—	—	2,118	20	7,898

Structured transactions	2,434	32	5,305	15	457	8,243

Operating entities	1,671	3,222	1,976	606	1,257	8,732

Other	432	57	879	92	821	2,281

Total	20,389	5,269	29,483	3,489	4,341	62,971

1	Fair value of derivative positions was € 281 million.

Management Report     Goodwill Impairment Review
Exposure to Nonconsolidated SPEs
This table details the maximum unfunded exposure remaining to certain nonconsolidated SPEs. This table should be read in conjunction with the “Update on Key Credit Market Exposures” included in this Interim Report on page 16.

Maximum unfunded exposure remaining
in € bn.	Sep 30, 2009	Jun 30, 2009
Category:
Group sponsored ABCP conduits	3.2	3.3
Third party ABCP conduits	0.7	0.9
Third party sponsored securitizations
U.S.	3.8	4.1
non-U.S.[1]	2.6	3.6

Guaranteed mutual funds	12.8	12.8

Real estate leasing funds	0.8	0.8

1	Decrease during quarter due to maturing facilities and loan drawdowns.
Related Party Transactions
We have business relationships with a number of companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, refer to the section “Other Financial Information” of this Interim Report.
Management Board
At its meeting on March 17, 2009, the Supervisory Board appointed Michael Cohrs, Jürgen Fitschen, Anshuman Jain and Rainer Neske members of the Management Board of Deutsche Bank AG for a period of three years with effect from April 1, 2009.
Goodwill Impairment Review
In the third quarter of 2009, we performed a review to assess whether there were facts indicating potential goodwill impairments in our cash generating units. Specifically, we reviewed the current and expected future performance of our cash generating unit Corporate Finance, which is still impacted by challenging conditions in the financial markets as well as by a difficult macro-economic environment. Our review confirmed that Corporate Finance’s recoverable amount was above the respective carrying amount, although the excess amount has been considerably reduced compared to prior reviews. On this basis, we concluded that the goodwill allocated to Corporate Finance remains recoverable as of September 30, 2009. However, given uncertainties in Corporate Finance’s business environment, an impairment situation may arise in the future. The performance forecasts of Corporate Finance might be particularly affected by a significant deterioration in the overall credit environment, especially by rising corporate default rates, and by continued low levels of M&A activity combined with a significant reduction of issuance volumes. Our annual goodwill impairment test will be performed in the fourth quarter of 2009 based on output from our regular financial planning.

Management Report     Events after the Balance Sheet Date
Significant Transactions
In the first quarter 2009, we announced the completion of the amended transaction structure for the acquisition of Deutsche Postbank AG shares. This transaction affects our current and future results. For further detail, please refer to the section “Other Financial Information” of this Interim Report.
Events after the Balance Sheet Date
ABN AMRO. On October 20, 2009, Deutsche Bank announced that it has signed a heads of agreement with the Dutch Ministry of Finance to acquire parts of ABN AMRO’s commercial banking activities in the Netherlands. The businesses to be acquired serve over 32,000 commercial business clients as well as 6,000 private clients and employ approximately 1,200 people. The transaction scope remains the same as in the original agreement announced on July 2, 2008. Negotiations continue on final terms and conditions. The transaction is subject to agreement by ABN AMRO and several authorizations, including from De Nederlandsche Bank, the approval by the European Commission and other regulatory bodies.
Sal. Oppenheim. On October 28, 2009, Deutsche Bank AG and the owners of Sal. Oppenheim jr. & Cie. S.C.A. signed a framework agreement which will allow Deutsche Bank to acquire 100 % of Sal. Oppenheim Group at a price of € 1.0 billion. The present shareholders in Sal. Oppenheim have the option of a long-term shareholding of up to 20 % of the German subsidiary Sal. Oppenheim KGaA.
With the purchase of the Luxembourg based holding company Sal. Oppenheim jr. & Cie. S.C.A. all activities of the German subsidiary Sal. Oppenheim jr. & Cie. KGaA, BHF BANK AG and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. (SOPEP) will transfer to Deutsche Bank.
In addition, Deutsche Bank will acquire BHF Asset Servicing GmbH (BAS) which is held by the Sal. Oppenheim jr. & Cie. S.C.A. shareholders. Deutsche Bank intends to resell BAS.
The purchase price for the different entities acquired is expected to total € 1.3 billion. Further agreements have been reached with the owners of Sal Oppenheim jr. & Cie. S.C.A. that could lead to an increase of the purchase price contingent upon the future performance of specific risk positions.
The acquisition of Sal. Oppenheim Group will be implemented via various execution agreements and is expected to close in the first quarter 2010 subject to approval by the respective regulatory and anti-trust authorities. The purchase price can be paid in Deutsche Bank shares.

Management Report     Outlook
Outlook
The following section should be read in conjunction with the Outlook section in the Management Report and the Risk Report provided in the Financial Report 2008.
Indicators of economic activity such as new orders and industrial production have improved around the world in recent months. A number of industrial countries, including Germany, and emerging markets have already seen economic activity grow in the second quarter, although in some cases only slightly. After the deep slump in the winter half-year the global economy appears to have passed the trough of recession at around mid-2009. Nonetheless, global gross domestic product (GDP) is set to shrink by around 2.5 % on average in 2009. Germany and the eurozone are likely to contract by 5 % and 4%, respectively, despite expectations of a continued slow recovery in 2009. GDP in the United States is expected to shrink by some 2.5 % in the current year. In 2010 modest growth is likely to continue in industrial countries, while emerging markets may see stronger growth rates.
Continued normalization of conditions in the money and capital markets in recent months, reduced volatility and investors’ increasing risk appetite have led to favorable valuations in many asset classes. This should support banks’ securities business also in the fourth quarter. Equity issuance volumes are expected to show particular strength, while growth in debt issuance may slow down somewhat after recent record volumes. Banks’ securities trading business should benefit from sustained high margins and stable volumes. The prospects for a pick-up in M&A markets are slowly improving. Loan loss provisions in the U.S. and most European countries should peak within the next six months, given the moderate improvement of the real economy.
Regulatory developments will likely lead to significantly higher capital requirements for banks in the near future. The stricter rules envisaged will probably include anti-cyclical provisioning, building up of capital buffers in times of strong loan growth, higher capital requirements for larger banks and standards for a better quality of banks’ equity. An obligation for issuers of securitizations to retain part of the risk as well as higher capital requirements for trading book assets have already been adopted in Europe. These measures will likely force thinly capitalized institutions to strengthen their capital ratios in the near future, and may have a dampening effect on the banking sector’s aggregate ability to grant credit. The Basel Committee on Banking Supervision is expected to present its detailed proposals for new regulation by the end of this year.

Management Report     Outlook
Looking ahead, we see challenges and opportunities in this environment. We are well-prepared for both. We see financial markets continuing to normalize: both liquidity and trading volumes continue to recover, as does client confidence and demand. This favors those firms which have demonstrated strength through the financial crisis — such as Deutsche Bank. Looking across the world, the pace of economic recovery differs by region. We see stronger momentum in some important emerging markets, notably in Asia. Leading Asian economies will assume greater importance in the post-crisis world, and this plays to Deutsche Bank’s strengths. Our extensive local network across the Asian region will prove a key asset in the post-crisis environment. On the other hand, areas of risk remain. In some businesses, and asset classes, the legacy of the crisis is still clearly felt. For this reason, our initiative to further reduce the risk profile of our trading businesses will prove a valuable investment. Furthermore, challenges persist in the wider economy, despite indications of stabilization and improvement in some sectors. Interest rates may remain low in the near-term. In this context, the cost-efficiency gains we have made across our non-investment banking businesses leave us not only well-prepared for near-term pressure on revenues, but also well-positioned to reap benefits as the interest rate cycle stabilizes.

Management Report     Risk Report
Risk Report
Risk and Capital Management
The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk and capital through a framework of principles and organizational structures as well as measurement and monitoring processes that are closely aligned with the activities of our Group Divisions. Further information about our risk and capital management framework can be found in our Financial Report 2008. Further details on selected exposures pertinent to those asset classes most affected by the market dislocations of 2007 and 2008 are disclosed in the section “Update on Key Credit Market Exposures” included within this report on page 16.
Allowance for Credit Losses
We regularly assess whether there is objective evidence that a loan or a group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:
—	there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”);
—	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets; and
—	a reliable estimate of the loss amount can be made.
We establish an allowance for loan losses that represents our estimate of impairment losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with Credit Risk Management. The components of this allowance are the individually and the collectively assessed loss allowance.
We first assess whether objective evidence of impairment exists individually for loans that are significant. We then assess, collectively, impairment for those loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

Management Report     Risk Report
To allow management to determine whether a loss event has occurred on an individual basis, all significant counterparty relationships are reviewed periodically. This evaluation considers current information and events related to the counterparty, such as the counterparty experiencing significant financial difficulty or a breach of contract, for example, default or delinquency in interest or principal payments. If there is evidence of impairment leading to an impairment loss for an individual counterparty relationship, then the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the estimated recoverable amount. The estimated recoverable amount is measured as the present value of expected future cash flows discounted at the loan’s original effective interest rate, including cash flows that may result from foreclosure less costs for obtaining and selling the collateral. The carrying amounts of the loans are reduced by the use of an allowance account and the amount of the loss is recognized in the income statement as a component of the provision for credit losses.
The collective assessment of impairment is principally to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant, but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable. The collectively measured loss amount has three components:
—	The first component is an amount for country risk and for transfer and currency convertibility risks for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile. This amount is calculated using ratings for country risk and transfer risk which are established and regularly reviewed for each country in which we conduct business.

—	The second component is an allowance amount representing the incurred losses on the portfolio of smaller-balance homogeneous loans. The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using statistical models based on historical experiences.

—	The third component represents an estimate of incurred losses inherent in the group of loans that have not yet been identified as individually impaired or measured as part of the smaller-balance homogeneous loans.
The allowance for credit losses consists of an allowance for loan losses and an allowance for off-balance sheet positions.

Management Report     Risk Report
The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

Allowance for	Nine months ended			Nine months ended
loan losses	Sep 30, 2009			Sep 30, 2008
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	977	961	1,938	930	775	1,705

Provision for loan losses	1,351	698	2,049	35	484	519

Net charge-offs	(372)	(313)	(685)	(132)	(344)	(476)
Charge-offs	(399)	(404)	(803)	(190)	(464)	(654)
Recoveries	27	91	118	58	120	178

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(86)	(36)	(122)	(5)	(18)	(23)

Balance, end of period	1,870	1,310	3,180	828	897	1,725

The following table shows the activity in our allowance for off-balance sheet positions, which consist of contingent liabilities and lending-related commitments.

Allowance for	Nine months ended			Nine months ended
off-balance sheet positions	Sep 30, 2009			Sep 30, 2008
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	98	112	210	101	118	219

Provision for off-balance sheet positions	20	1	21	(20)	(14)	(34)

Usage	(42)	—	(42)	—	—	—

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes	5	(1)	4	—	2	2

Balance, end of period	81	112	193	81	106	187

Management Report     Risk Report
Problem Loans and IFRS Impaired Loans
In keeping with SEC industry guidance we continue to monitor and report problem loans. Our problem loans consist of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. All loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans, even if no loss has been incurred. Under IFRS we consider loans to be impaired when we recognize objective evidence that an impairment loss has been incurred. While we assess the impairment for our corporate credit exposure individually, we consider our smaller-balance standardized homogeneous loans to be impaired once the credit contract with the customer has been terminated.
The following table shows the breakdown of our problem loans and IFRS impaired loans.

	Sep 30, 2009			Dec 31, 2008
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	5,965	2,132	8,097	2,810	1,400	4,210

Loans 90 days or more past due and still accruing	73	232	305	13	188	201

Troubled debt restructurings	323	—	323	144	—	144

Total problem loans	6,361	2,364	8,725	2,967	1,588	4,555

thereof: IFRS impaired loans	4,651	2,132	6,783	2,282	1,400	3,682

The € 4.2 billion increase in problem loans during 2009 was driven by € 2.1 billion of IAS 39 reclassified assets, largely reflecting exposure to a single counterparty. We recorded further increases of € 1.5 billion in our individually assessed problem loans while our collectively assessed problem loans increased by € 565 million, mainly within PBC.
Market Risk of Trading Portfolios
The following table shows the value-at-risk of the trading units of the Corporate and Investment Bank Group Division. Our trading market risk outside of these units is immaterial.

Value-at-risk of	Total		Diversification		Interest rate risk		Equity price risk		Foreign exchange		Commodity price
trading units[1,2]			effect						risk		risk
in € m.	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Average[3]	133.1	122.0	(64.2)	(74.7)	123.0	105.4	28.8	60.7	30.1	18.4	15.4	12.2

Maximum[3]	180.1	172.9	(112.3)	(104.1)	169.2	143.3	47.3	93.8	64.4	42.4	34.7	21.1

Minimum[3]	92.6	97.5	(35.9)	(48.4)	83.7	83.1	18.2	31.0	11.9	8.5	9.2	7.6

Period-end[4]	136.0	131.4	(51.7)	(84.5)	113.8	129.9	24.6	34.5	34.9	38.0	14.4	13.5

1	All figures for 1-day holding period and 99 % confidence level.

2	Value-at-risk is not additive due to correlation effects.

3	Amounts show the bands within which the values fluctuated during the period January 1 to September 30, 2009 and the full year 2008, respectively.

4	Figures for 2008 as of December 31, 2008 and figures for 2009 as of September 30, 2009.

Consolidated Financial Statements     Consolidated Statement of Income (unaudited)
Consolidated Statement of Income (unaudited)
Income Statement

	Three months ended		Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
Interest and similar income	5,955	13,464	21,985	43,822

Interest expense	2,822	10,402	12,245	35,133

Net interest income	3,133	3,062	9,740	8,689

Provision for credit losses	544	236	2,070	485

Net interest income after provision for credit losses	2,589	2,826	7,670	8,204

Commissions and fee income	2,284	2,380	6,708	7,475

Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,666	(1,412)	6,541	(3,465)

Net gains (losses) on financial assets available for sale	97	159	(398)	903

Net income from equity method investments	31	50	50	200

Other income (loss)	27	164	(223)	668

Total noninterest income	4,105	1,341	12,678	5,781

Compensation and benefits	2,840	1,928	8,956	7,541

General and administrative expenses	2,175	2,178	6,361	5,998

Policyholder benefits and claims	364	(40)	428	(48)

Impairment of intangible assets	—	8	157	13

Restructuring activities	—	—	—	—

Total noninterest expenses	5,379	4,074	15,902	13,504

Income before income taxes	1,315	93	4,446	481

Income tax expense (benefit)	(78)	(321)	797	(437)

Net income	1,393	414	3,649	918

Net income (loss) attributable to minority interest	13	(21)	(9)	(34)

Net income attributable to Deutsche Bank shareholders	1,380	435	3,658	952

Earnings per Common Share

	Three months ended		Nine months ended
	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008

Earnings per common share:

Basic	€2.18	€0.88	€5.84	€1.95

Diluted	€2.10	€0.83	€5.62	€1.85

Number of shares in million:
Denominator for basic earnings per share — weighted-average shares outstanding	634.5	495.2	626.5	488.7

Denominator for diluted earnings per share — adjusted weighted-average shares after assumed conversions	658.7	524.8	651.3	513.9

Consolidated Financial Statements     Consolidated Statement of Recognized Income and Expense (unaudited)
Consolidated Statement of Recognized Income and Expense (unaudited)

	Three months ended		Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
Net income recognized in the income statement	1,393	414	3,649	918

Actuarial gains (losses) related to defined benefit plans, net of tax[1]	(223)	20	(512)	328

Net gains/losses not recognized in the income statement, net of tax
Unrealized net gains/losses on financial assets available for sale:
Unrealized net gains (losses) arising during the period, before tax	235	(520)	144	(3,733)
Net reclassification adjustment for realized net (gains) losses, before tax	(65)	(158)	500	(902)

Unrealized net gains/losses on derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period, before tax	(69)	(82)	65	(48)
Net reclassification adjustment for realized net (gains) losses, before tax	1	2	5	6

Foreign currency translation:
Unrealized net gains (losses) arising during the period, before tax	(533)	776	(176)	(65)
Net reclassification adjustment for realized net (gains) losses, before tax	—	—	—	1

Tax on net gains (losses) not recognized in the income statement	(147)	109	(262)	551

Total net gains (losses) not recognized in the income statement, net of tax	(578) [2]	127	276 [3]	(4,190)

Total recognized income and expense	592	561	3,413	(2,944)

Attributable to:
Minority interest	1	39	(5)	(12)
Deutsche Bank shareholders	591	522	3,418	(2,932)

1	Due to a change in accounting policy, actuarial gains (losses) related to defined benefit plans were recognized directly in retained earnings with prior periods restated as disclosed in Note [1] of the Financial Report 2008. Included in these amounts are deferred taxes of € 77 million for the three months ended September 30, 2009, of € (11) million for the three months ended September 30, 2008, of € (17) million for the nine months ended September 30, 2009, and of € (136) million for the nine months ended September 30, 2008.

2	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between June 30, 2009 of € (4,013) million and September 30, 2009 of € (4,579) million, adjusted for changes in minority interest attributable to these components of € (12) million.

3	Represents the change in the balance sheet in net gains (losses) not recognized in the income statement (net of tax) between December 31, 2008 of € (4,851) million and September 30, 2009 of € (4,579) million, adjusted for changes in minority interest attributable to these components of € 4 million.

Consolidated Financial Statements     Consolidated Balance Sheet (unaudited)
Consolidated Balance Sheet (unaudited)
Assets

in € m.	Sep 30, 2009	Dec 31, 2008
Cash and due from banks	11,239	9,826

Interest-earning deposits with banks	63,085	64,739

Central bank funds sold and securities purchased under resale agreements	6,176	9,267

Securities borrowed	41,961	35,022

Financial assets at fair value through profit or loss
Trading assets	225,668	247,462
Positive market values from derivative financial instruments	693,552	1,224,493
Financial assets designated at fair value through profit or loss	135,970	151,856

Total financial assets at fair value through profit or loss	1,055,190	1,623,811

Financial assets available for sale	19,492	24,835

Equity method investments	7,508	2,242

Loans	260,155	269,281

Property and equipment	2,698	3,712

Goodwill and other intangible assets	9,653	9,877

Other assets	174,592	137,829

Income tax assets	7,808	11,982

Total assets	1,659,557	2,202,423

Liabilities and Equity

in € m.	Sep 30, 2009	Dec 31, 2008
Deposits	364,973	395,553

Central bank funds purchased and securities sold under repurchase agreements	43,718	87,117

Securities loaned	3,456	3,216

Financial liabilities at fair value through profit or loss
Trading liabilities	52,678	68,168
Negative market values from derivative financial instruments	662,991	1,181,617
Financial liabilities designated at fair value through profit or loss	87,563	78,003
Investment contract liabilities	7,101	5,977

Total financial liabilities at fair value through profit or loss	810,333	1,333,765

Other short-term borrowings	47,381	39,115

Other liabilities	203,009	160,598

Provisions	1,311	1,418

Income tax liabilities	4,179	6,138

Long-term debt	134,669	133,856

Trust preferred securities	10,867	9,729

Obligation to purchase common shares	4	4

Total liabilities	1,623,900	2,170,509

Common shares, no par value, nominal value of € 2.56	1,589	1,461

Additional paid-in capital	14,672	14,961

Retained earnings	22,909	20,074

Common shares in treasury, at cost	(23)	(939)

Equity classified as obligation to purchase common shares	(3)	(3)

Net gains/losses not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(602)	(882)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(171)	(349)
Foreign currency translation, net of tax	(3,806)	(3,620)

Total net gains (losses) not recognized in the income statement, net of tax	(4,579)	(4,851)

Total shareholders’ equity	34,565	30,703

Minority interest	1,092	1,211

Total equity	35,657	31,914

Total liabilities and equity	1,659,557	2,202,423

Consolidated Financial Statements     Consolidated Statement of Changes in Equity (unaudited)
Consolidated Statement of Changes in Equity (unaudited)

	Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008
Common shares
Balance, beginning of year	1,461	1,358
Capital increase	128	102
Common shares issued under share-based compensation plans	—	1
Balance, end of period	1,589	1,461

Additional paid-in capital
Balance, beginning of year	14,961	15,808
Net change in share awards in the reporting period	(839)	30
Capital increase	830	2,098
Common shares issued under share-based compensation plans	—	17
Tax benefits related to share-based compensation plans	30	(139)
Premiums on options on Deutsche Bank common shares	(121)	5
Net gains (losses) on treasury shares sold	(214)	(161)
Other	25	(50)
Balance, end of period	14,672	17,608

Retained earnings
Balance (adjusted), beginning of year[1]	20,074	26,051
Net income attributable to Deutsche Bank shareholders	3,658	952
Cash dividends declared and paid	(309)	(2,274)
Dividend related to equity classified as obligation to purchase common shares	—	226
Actuarial gains (losses) related to defined benefit plans, net of tax	(512)	328
Other effects from options on Deutsche Bank common shares	(1)	(6)
Other	(1)	(88)
Balance, end of period	22,909	25,189

Common shares in treasury, at cost
Balance, beginning of year	(939)	(2,819)
Purchases of shares	(20,119)	(19,239)
Sale of shares	19,720	18,602
Treasury shares distributed under share-based compensation plans	1,315	1,031
Balance, end of period	(23)	(2,425)

Equity classified as obligation to purchase common shares
Balance, beginning of year	(3)	(3,552)
Additions	(5)	(366)
Deductions	5	1,219
Balance, end of period	(3)	(2,699)

Net gains/losses not recognized in the income statement, net of tax
Balance (adjusted), beginning of year[2]	(4,851)	1,047
Change in unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	279	(4,147)
Change in unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	178	(22)
Foreign currency translation, net of tax	(185)	(43)
Balance, end of period	(4,579)	(3,165)

Total shareholders’ equity, end of period	34,565	35,969

Minority interest
Balance, beginning of year	1,211	1,422
Minority interests in net profit or loss	(9)	(34)
Increases	84	667
Decreases and dividends	(193)	(237)
Foreign currency translation, net of tax	(1)	22
Balance, end of period	1,092	1,840

Total equity, end of period	35,657	37,809

1	The beginning balance for the nine months ended September 30, 2008 was increased by € 935 million for a change in accounting policy and other adjustments as described in Note [1] of the Financial Report 2008.

2	The beginning balance for the nine months ended September 30, 2008 was reduced by € 86 million for a change in accounting policy and other adjustments as described in Note [1] of the Financial Report 2008.

Consolidated Financial Statements     Consolidated Statement of Cash Flows (unaudited)
Consolidated Statement of Cash Flows (unaudited)

	Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008
Net income	3,649	918

Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	2,070	485
Restructuring activities	—	—
Gain on sale of financial assets available for sale, equity method investments, and other	(611)	(1,654)
Deferred income taxes, net	579	(1,752)
Impairment, depreciation and other amortization, and accretion	1,643	1,868
Share of net income from equity method investments	(146)	(131)

Income (loss) adjusted for noncash charges, credits and other items	7,184	(266)

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with banks	3,302	(5,724)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	(1,598)	(10,927)
Trading assets and positive market values from derivative financial instruments	651,343	(135,876)
Financial assets at fair value through profit or loss	24,043	75,676
Loans	16,112	(31,631)
Other assets	(29,182)	(66,573)
Deposits	(37,903)	(22,046)
Trading liabilities and negative market values from derivative financial instruments	(623,786)	210,739
Financial liabilities at fair value through profit or loss and investment contract liabilities[1]	6,174	(72,120)
Securities loaned, central bank funds purchased, securities sold under repurchase agreements	(45,708)	(26,488)
Other short-term borrowings	6,692	(5,793)
Other liabilities	32,077	88,544
Senior long-term debt[2]	(3,921)	10,566
Other, net	(1,508)	6,553

Net cash provided by operating activities	3,321	14,634

Cash flows from investing activities:
Proceeds from:
Sale of financial assets available for sale	6,858	11,997
Maturities of financial assets available for sale	7,226	7,241
Sale of equity method investments	370	438
Sale of property and equipment	26	82

Purchase of:
Financial assets available for sale	(9,488)	(21,294)
Equity method investments	(3,429)	(560)
Property and equipment	(414)	(456)
Net cash received (paid) for business combinations/divestitures	—	(32)
Other, net	(1,623)	(28)

Net cash used in investing activities	(474)	(2,612)
Cash flows from financing activities:
Issuances of subordinated long-term debt	330	508
Repayments and extinguishments of subordinated long-term debt	(1,329)	(344)
Issuances of trust preferred securities	1,302	3,427
Repayments and extinguishments of trust preferred securities	—	—
Common shares issued under share-based compensation plans	—	18
Capital increase	—	2,200
Purchases of treasury shares	(20,119)	(19,239)
Sale of treasury shares	19,126	18,484
Dividends paid to minority interests	(5)	(11)
Net change in minority interests	(112)	397
Cash dividends paid	(309)	(2,274)

Net cash provided by (used in) financing activities	(1,116)	3,166

Net effect of exchange rate changes on cash and cash equivalents	1,008	(423)

Net increase in cash and cash equivalents	2,739	14,765
Cash and cash equivalents at beginning of period	65,264	26,098
Cash and cash equivalents at end of period	68,003	40,863

Net cash provided by operating activities include
Income taxes paid (received), net	(1,081)	2,106

Interest paid	13,267	36,502

Interest and dividends received	23,508	43,822

Cash and cash equivalents comprise

Cash and due from banks	11,239	10,861

Interest-earning demand deposits with banks (not included: time deposits of € 6,322 million as of September 30, 2009, and € 10,958 million as of September 30, 2008)	56,764	30,002

Total	68,003	40,863

1	Included are senior long-term debt issuances of € 9,332 million and € 17,230 million and repayments and extinguishments of € 10,462 million and € 11,913 million until September 30, 2009 and September 30, 2008, respectively.

2	Included are issuances of € 37,027 million and € 47,934 million and repayments and extinguishments of € 34,941 million and € 34,497 million until September 30, 2009 and 2008, respectively.
The acquisition of Deutsche Postbank AG shares, including the non-cash portion, is described in detail in the Note “Significant Transactions” on page 68 of this report.

Consolidated Financial Statements     Basis of Preparation (unaudited)
Basis of Preparation (unaudited)
The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries, are stated in euros. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.
Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement and balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2008, for which the same accounting policies have been applied, except for changes due to the adoption of the amendments to IFRIC 9, “Reassessment of Embedded Derivatives”, and IAS 39, “Financial Instruments: Recognition and Measurement”, entitled “Embedded Derivatives”, the “Improvements to IFRS 2008”, and the amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”, entitled “Puttable Financial Instruments and Obligations Arising on Liquidation”. The adoption of these amendments did not have a material impact on Deutsche Bank’s interim financial statements, as mentioned on page 45.
In January 2008, the IASB issued amendments to IAS 34, effective for annual periods beginning on or after January 1, 2009. In accordance with the amended IAS 34, the condensed consolidated interim financial statements include a statement of changes in equity as a separate component rather than providing the information as part of the explanatory notes.
The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. Areas where this is required include the fair value of certain financial assets and liabilities, the allowance for credit losses, the impairment of assets other than loans, including goodwill and other intangibles, and the recognition and measurement of deferred tax assets, provisions for uncertain income tax positions, legal and regulatory contingencies, the reserves for insurance and investment contracts, reserves for pensions and similar obligations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.
The Group applies estimates in determining the allowance for loan losses in its homogeneous loan portfolio which use statistical models based on historical experience. On a regular basis the Group performs procedures to align input parameters and modeling assumptions with historically evidenced loss levels which led to lower provisions for credit losses of € 119.2 million for the nine-month period ended September 30, 2009 and € 29.2 million for the three-month period then-ended.

Consolidated Financial Statements     Impact of Changes in Accounting Principles (unaudited)
In accordance with IAS 34 income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year and specific (one time) tax items of the quarters. Specific tax items include changes of estimates for provisions of uncertain income tax positions and for the recognition and measurement of deferred tax assets of prior year taxes which in total amount to € 323 million for the nine-month period ended September 30, 2009 and € 369 million for the three-month period then-ended.
In the second quarter 2009 retrospective adjustments were made in the income statement to present premiums paid for financial guarantees as expenses instead of offsetting them against revenues because they are not directly related to a revenue generating activity. The adjustment did not have an impact on net income but resulted in an increase of both noninterest income and noninterest expenses.

	Three	Twelve	Nine	Six	Three	Twelve
	months	months	months	months	months	months
	ended	ended	ended	ended	ended	ended
in € m.	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007
Other income (as reported)	(393)	568	573	445	218	1,286

Adjustment	36	131	95	60	27	91

Other income (as adjusted)	(357)	699	668	505	245	1,377

General and administrative expenses (as reported)	1,950	8,216	5,903	3,760	1,948	7,954

Adjustment	36	131	95	60	27	91

General and administrative expenses (as adjusted)	1,986	8,347	5,998	3,820	1,975	8,045

Impact of Changes in Accounting Principles (unaudited)
Recently Adopted Accounting Pronouncements
IFRIC 9 and IAS 39
In March 2009, the IASB issued amendments to IFRIC 9, “Reassessment of Embedded Derivatives”, and IAS 39, “Financial Instruments: Recognition and Measurement”, entitled “Embedded Derivatives”. The amendments require entities to assess whether they need to separate an embedded derivative from a hybrid financial instrument when financial assets are reclassified out of the fair value through profit or loss category. When the fair value of an embedded derivative that would be separated cannot be measured reliably, the reclassification of the hybrid financial asset out of the fair value through profit or loss category is not permitted. The amendments are effective for annual periods ending on or after June 30, 2009. While approved by the IASB, the standard has yet to be endorsed by the EU. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.

Consolidated Financial Statements     Impact of Changes in Accounting Principles (unaudited)
Improvements to IFRS 2008
In May 2008, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvements project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
IAS 32 and IAS 1
In February 2008, the IASB issued amendments to IAS 32, “Financial Instruments: Presentation”, and IAS 1, “Presentation of Financial Statements”, entitled “Puttable Financial Instruments and Obligations Arising on Liquidation”. The amendments provide for equity treatment, under certain circumstances, for financial instruments puttable at fair value and obligations arising on liquidation only. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. The adoption of the amendments did not have a material impact on the Group’s consolidated financial statements.
New Accounting Pronouncements
Improvements to IFRS 2009
In April 2009, the IASB issued amendments to IFRS, which resulted from the IASB’s annual improvement project. They comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2010, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The adoption of the amendments is not expected to have a material impact on the Group’s consolidated financial statements.
IFRS 7
In March 2009, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures”, entitled “Improving Disclosures about Financial Instruments”. The amendments require disclosures of financial instruments measured at fair value to be based on a three-level fair value hierarchy that reflects the significance of the inputs in such fair value measurements. The amendments also require additional qualitative and quantitative disclosures of liquidity risk. They are effective for annual periods beginning on or after January 1, 2009, with earlier application permitted. While approved by the IASB, the standard has yet to be endorsed by the EU. The adoption of the amendments will only have a disclosure impact on the Group’s consolidated financial statements.
IFRS 3 and IAS 27
In January 2008, the IASB issued a revised version of IFRS 3, “Business Combinations” (“IFRS 3 R”), and an amended version of IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 R”). IFRS 3 R reconsiders the application of acquisition accounting for business combinations and IAS 27 R mainly relates to changes in the accounting for noncontrolling interests and the loss of control of a subsidiary. Under IFRS 3 R, the acquirer can elect to measure any noncontrolling interest on a transaction-by-transaction basis, either at

Consolidated Financial Statements     Segment Information (unaudited)
fair value as of the acquisition date or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree. When an acquisition is achieved in successive share purchases (step acquisition), the identifiable assets and liabilities of the acquiree are recognized at fair value when control is obtained. A gain or loss is recognized in profit or loss for the difference between the fair value of the previously held equity interest in the acquiree and its carrying amount. IAS 27 R also requires the effects of all transactions with noncontrolling interests to be recorded in equity if there is no change in control. Transactions resulting in a loss of control result in a gain or loss being recognized in profit or loss. The gain or loss includes a remeasurement to fair value of any retained equity interest in the investee. In addition, all items of consideration transferred by the acquirer are measured and recognized at fair value, including contingent consideration, as of the acquisition date. Transaction costs incurred by the acquirer in connection with the business combination do not form part of the cost of the business combination transaction but are expensed as incurred unless they relate to the issuance of debt or equity securities, in which case they are accounted for under IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 3 R and IAS 27 R are effective for business combinations in annual periods beginning on or after July 1, 2009, with early application permitted provided that both Standards are applied together.
Segment Information (unaudited)
The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal reports about components of the entity which are regularly reviewed by the chief operating decision-maker in order to allocate resources to a segment and to assess its performance.
Business Segments
The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.
During the first nine months of 2009, there were no material changes in the organizational structure which affected the composition of the business segments. Restatements due to minor changes in the organizational structure have been implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

Consolidated Financial Statements     Segment Information (unaudited)
The following describes certain transactions which affected the Group’s segment operations:

—	Effective March 6, 2009, the Group acquired a minority stake in Deutsche Postbank AG, one of Germany’s major financial services providers. As of that date, the Group also entered into a mandatorily-exchangeable bond as well as options to increase its stake in the future. All components of the transaction are included in the corporate division Corporate Investments.

—	During the first quarter 2009, management responsibility for certain assets changed from the corporate division AWM to the corporate division Corporate Investments. These assets included Maher Terminals, a consolidated infrastructure investment, and RREEF Global Opportunity Fund III, a consolidated real estate investment fund.

—	On April 1, 2009, management responsibility for The Cosmopolitan Resort and Casino property changed from the corporate division CB&S to the corporate division Corporate Investments.
Measurement of Segment Profit or Loss
The management reporting systems follow a “matched transfer pricing concept” in which the Group’s external net interest income is allocated to the business segments based on the assumption that all positions are funded or invested via the wholesale money and capital markets. During the financial crisis, funding costs affecting different business types changed dramatically. The Group therefore started a review of its internal funding systems, and in the second quarter 2009 adopted a refinement of internal funding rates used to more adequately reflect risk of certain assets and the value of liquidity provided by unsecured funding sources.
The financial impact on the business segments was as follows for the three months ended September 30, 2009:

—	GTB (€ 63 million) and AWM (€ 12 million) received additional funding benefit.

—	CB&S (€ 62 million) and CI (€ 14 million) received additional funding costs.
The financial impact on the business segments was as follows for the nine months ended September 30, 2009:

—	GTB (€ 118 million), AWM (€ 25 million) and PBC (€ 4 million) received additional funding benefit.

—	CB&S (€ 127 million) and CI (€ 19 million) received additional funding costs.
Segmental Results of Operations
The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and nine months ended September 30, 2009 and September 30, 2008.

Consolidated Financial Statements     Segment Information (unaudited)

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Consoli-	Total
Sep 30, 2009	Corporate	Global	Total	Asset and	Private &	Total	Invest-	dation &	Consoli-
	Banking &	Trans-		Wealth	Business		ments	Adjust-	dated
in € m.	Securities	action		Manage-	Clients			ments
(unless stated otherwise)		Banking		ment
Net revenues	4,440	658	5,098	772	1,389	2,161	242	(263)	7,238 [1]

Provision for credit losses	318	6	323	5	209	214	7	(0)	544

Total noninterest expenses	3,119	459	3,578	633	1,031	1,663	117	20	5,379

therein:
Policyholder benefits and claims	364	—	364	0	—	0	—	(0)	364
Impairment of intangible assets	—	—	—	—	—	—	—	—	—
Restructuring activities	—	—	—	—	—	—	—	—	—

Minority interest	15	—	15	0	0	0	0	(16)	--

Income (loss) before income taxes	988	194	1,182	134	149	283	117	(267)	1,315

Cost/income ratio	70%	70%	70%	82%	74%	77%	48%	N/M	74%

Assets[2]	1,477,883	50,852	1,508,921	42,275	136,719	178,963	29,318	8,324	1,659,557

Average active equity[3]	16,797	1,130	17,927	4,960	3,589	8,549	4,780	3,785	35,041

Pre-tax return on average active equity[4]	24%	69%	26%	11%	17%	13%	10%	N/M	15%

N/M — Not meaningful

1	Includes a gain from the sale of industrial holdings (Daimler AG) of € 110 million, which is excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 71 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 15%.

Three months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Consoli-	Total
Sep 30, 2008	Corporate	Global	Total	Asset and	Private &	Total	Invest-	dation &	Consoli-
	Banking &	Trans-		Wealth	Business		ments	Adjust-	dated
in € m.	Securities	action		Manage-	Clients			ments
(unless stated otherwise)		Banking		ment
Net revenues	1,051	692	1,743	713	1,435	2,148	261	252	4,403 [1]

Provision for credit losses	66	0	66	1	168	169	(1)	1	236

Total noninterest expenses	1,794	410	2,203	810	1,004	1,814	21	36	4,074

therein:
Policyholder benefits and claims	(41)	—	(41)	0	—	0	—	0	(40)
Impairment of intangible assets	(0)	—	(0)	8	—	8	—	—	8
Restructuring activities	—	—	—	—	—	—	—	—	—

Minority interest	(20)	—	(20)	(3)	(0)	(3)	2	21	--

Income (loss) before income taxes	(789)	281	(507)	(95)	262	167	238	195	93

Cost/income ratio	171%	59%	126%	114%	70%	84%	8%	N/M	93%

Assets (as of Dec 31, 2008)[2]	2,012,427	49,487	2,047,181	50,473	138,350	188,785	18,297	13,110	2,202,423

Average active equity[3]	18,703	1,083	19,786	4,555	3,669	8,223	409	4,395	32,813

Pre-tax return on average active equity[4]	(17)%	104%	(10)%	(8)%	29%	8%	N/M	N/M	1%

N/M — Not meaningful

1	Includes a gain from the sale of industrial holdings (Allianz SE) of € 229 million, which is excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 71 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 1%.

Consolidated Financial Statements     Segment Information (unaudited)

Nine months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Consoli-	Total
Sep 30, 2009	Corporate	Global	Total	Asset and	Private &	Total	Invest-	dation &	Consoli-
	Banking &	Trans-		Wealth	Business		ments	Adjust-	dated
in € m.	Securities	action		Manage-	Clients			ments
(unless stated otherwise)		Banking		ment
Net revenues	13,343	1,977	15,321	1,904	4,185	6,089	1,055	(46)	22,418 [1]

Provision for credit losses	1,444	15	1,459	14	591	605	6	(0)	2,070

Total noninterest expenses	8,757	1,367	10,124	2,019	3,183	5,202	490	86	15,902

therein:
Policyholder benefits and claims	426	—	426	0	—	0	—	1	428
Impairment of intangible assets	5	—	5	—	—	—	151	—	157
Restructuring activities	—	—	—	—	—	—	—	—	—

Minority interest	2	—	2	(5)	0	(5)	(0)	4	--

Income (loss) before income taxes	3,140	596	3,735	(123)	411	287	559	(136)	4,446

Cost/income ratio	66%	69%	66%	106%	76%	85%	46%	N/M	71%

Assets[2]	1,477,883	50,852	1,508,921	42,275	136,719	178,963	29,318	8,324	1,659,557

Average active equity[3]	18,565	1,156	19,721	4,748	3,665	8,413	4,106	2,063	34,303

Pre-tax return on average active equity[4]	23%	69%	25%	(3)%	15%	5%	18%	N/M	17%

N/M — Not meaningful

1	Includes a gain from the sale of industrial holdings (Daimler AG) of € 236 million, an impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million, which are excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 71 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 18%.

Nine months ended	Corporate and Investment Bank			Private Clients and Asset Management			Corporate	Consoli-	Total
Sep 30, 2008	Corporate	Global	Total	Asset and	Private &	Total	Invest-	dation &	Consoli-
	Banking &	Trans-		Wealth	Business		ments	Adjust-	dated
in € m.	Securities	action		Manage-	Clients			ments
(unless stated otherwise)		Banking		ment
Net revenues	4,174	2,023	6,197	2,676	4,367	7,042	1,262	(30)	14,470 [1]

Provision for credit losses	44	2	46	2	438	440	(2)	1	485

Total noninterest expenses	6,865	1,206	8,071	2,342	3,035	5,377	69	(12)	13,504

therein:
Policyholder benefits and claims	(69)	—	(69)	18	—	18	—	3	(48)
Impairment of intangible assets	5	—	5	8	—	8	—	—	13
Restructuring activities	—	—	—	—	—	—	—	—	—

Minority interest	(32)	—	(32)	(4)	0	(4)	2	34	--

Income (loss) before income taxes	(2,704)	815	(1,889)	335	894	1,230	1,193	(53)	481

Cost/income ratio	164%	60%	130%	88%	69%	76%	5%	N/M	93%

Assets (as of Dec 31, 2008)[2]	2,012,427	49,487	2,047,181	50,473	138,350	188,785	18,297	13,110	2,202,423

Average active equity[3]	19,232	1,065	20,296	4,597	3,444	8,042	315	3,223	31,876

Pre-tax return on average active equity[4]	(19)%	102%	(12)%	10%	35%	20%	N/M	N/M	2%

N/M — Not meaningful

1	Includes gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million, which are excluded from the Group’s target definition.

2	The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to ‘Total Consolidated’.

3	For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

4	For the calculation of pre-tax return on average active equity please refer to page 71 of this document. For ‘Total Consolidated’ pre-tax return on average shareholders’ equity is 2%.

Consolidated Financial Statements     Segment Information (unaudited)
Reconciliation of Segmental Results of Operations to Consolidated Results of Operations
Loss before income taxes in Consolidation & Adjustments (C&A) was € 267 million in the third quarter 2009 compared to an income of € 195 million in the prior year quarter. The result in the third quarter 2009 was significantly impacted by negative effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions, mainly driven by both euro and U.S. dollar interest rate movements. Partly offsetting these effects was interest income on taxes regarding a positive outcome in a number of tax audit settlements related to prior years. The prior year quarter was positively influenced by effects from different accounting methods used for management reporting and IFRS which were partly offset by results not attributable to the segments.
In the first nine months of 2009, loss before income taxes in C&A was € 136 million compared to a loss of € 53 million in the first nine months of 2008. The result of the first nine months of 2009 was mainly driven by negative effects from different accounting methods used for management reporting and IFRS for economically hedged short-term positions. These negative effects mainly resulted from matured positions which contributed positive impacts to C&A in the prior year. They were partly offset by gains of € 459 million from derivative contracts used to hedge effects on shareholders’ equity of obligations under share-based compensation plans.

Consolidated Financial Statements     Segment Information (unaudited)
Entity-Wide Disclosures
The following tables present the net revenue components of the CIB and PCAM Group Divisions for the three months and nine months ended September 30, 2009 and September 30, 2008.

	Corporate and Investment Bank
	Three months ended		Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
Sales & Trading (equity)	918	(142)	2,096	1,433

Sales & Trading (debt and other products)	2,201	924	8,527	2,843

Total Sales & Trading	3,119	782	10,624	4,277

Origination (equity)	216	85	514	308

Origination (debt)	326	(369)	902	(1,624)

Total Origination	542	(284)	1,416	(1,316)

Advisory	95	185	297	437

Loan products	308	535	1,276	1,148

Transaction services	658	692	1,977	2,023

Other products	375	(167)	(269)	(373)

Total[1]	5,098	1,743	15,321	6,197

1	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

	Private Clients and Asset Management
	Three months ended		Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
Portfolio/fund management	511	617	1,456	1,909

Brokerage	352	459	1,106	1,526

Loans/deposits	918	825	2,632	2,448

Payments, account & remaining financial services	249	259	744	806

Other products	132	(13)	151	353

Total[1]	2,161	2,148	6,089	7,042

1	Total net revenues presented above include net interest income, net gains (losses) on financial assets/liabilities at fair value through profit or loss and other revenues such as commissions and fee income.

Consolidated Financial Statements     Information on the Income Statement (unaudited)
Information on the Income Statement (unaudited)
Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities
at Fair Value through Profit or Loss by Group Division

	Three months ended		Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
Net interest income	3,133	3,062	9,740	8,689

Trading income (loss)[1]	854	(5,367)	5,313	(20,849)

Net gains on financial assets/liabilities designated at fair value through profit or loss[2]	812	3,955	1,228	17,384

Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,666	(1,412)	6,541	(3,465)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,799	1,650	16,281	5,224

Breakdown by Group Division/CIB product:
Sales & Trading (equity)	751	(451)	1,517	602
Sales & Trading (debt and other products)	2,315	1,114	8,423	2,821
Total Sales & Trading	3,067	663	9,940	3,423

Loan products[3]	137	435	610	761

Transaction services	275	338	913	967

Remaining products[4]	112	(684)	253	(2,469)

Total Corporate and Investment Bank	3,591	752	11,716	2,681

Private Clients and Asset Management	1,099	989	3,174	2,849

Corporate Investments	57	(24)	799	(144)

Consolidation & Adjustments	52	(66)	592	(161)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,799	1,650	16,281	5,224

1	Trading income includes gains and losses from derivatives held for trading and from derivatives not qualifying for hedge accounting.

2	Includes € 20 million and € 2.3 billion from securitization structures for the three months ended September 30, 2009 and September 30, 2008, respectively, and of € (149) million and € 13.3 billion for the nine months ended September 30, 2009 and September 30, 2008, respectively. Fair value movements on related instruments of € 150 million and € (2.6) billion for the three months ended September 30, 2009 and September 30, 2008, respectively, and of € (125) million and € (15.5) billion for the nine months ended September 30, 2009 and September 30, 2008, respectively, are reported within trading income. Both are reported under Sales & Trading (debt and other products). The total of these gains and losses represents the Group’s share of the losses in these consolidated securitization structures.

3	Includes the net interest spread on loans as well as the fair value changes of credit default swaps and loans designated at fair value through profit or loss.

4	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss on origination, advisory and other products.
Commissions and Fee Income

	Three months ended		Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
Commissions and fees from fiduciary activities	721	818	2,130	2,606
Commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities	928	981	2,680	2,989

Fees for other customer services	635	581	1,898	1,880

Total commissions and fee income	2,284	2,380	6,708	7,475

Consolidated Financial Statements     Information on the Income Statement (unaudited)
Pensions and Other Post-Employment Benefits

	Three months ended		Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
Expenses for retirement benefit plans:
Current service cost	46	55	141	164
Interest cost	114	114	346	343
Expected return on plan assets	(102)	(113)	(305)	(340)
Past service cost (credit) recognized immediately	4	1	15	3
Amortization of actuarial losses (gains)[1]	—	(3)	—	(8)
Asset ceiling[1]	—	1	—	3

Total retirement benefit plans	62	55	197	165

Expenses for post-employment medical plans:
Current service cost	1	1	2	2
Interest cost	1	2	5	5
Amortization of actuarial losses (gains)[1]	—	(1)	—	(4)

Total post-employment medical plans	2	2	7	3

Total expenses defined benefit plans	64	57	204	168

Total expenses for defined contribution plans	46	48	158	163

Total expenses for post-employment benefits	110	105	362	331

1	Items initially accrued under the corridor approach were reversed in the fourth quarter 2008 due to the change in accounting policy.
Employer contributions to the mandatory German social security pension plan for the nine months ended September 30, 2009 and September 30, 2008, were € 117 million and € 116 million, respectively. For the three months ended September 30, 2009 and September 30, 2008, contributions were € 38 million and € 39 million, respectively.
The Group expects to contribute approximately € 200 million to its retirement benefit plans in 2009. The final amounts to be contributed in 2009 will be determined in the fourth quarter 2009.
General and Administrative Expenses

	Three months ended		Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
General and administrative expenses:

IT costs	440	445	1,287	1,323

Occupancy, furniture and equipment expenses	370	346	1,105	1,026

Professional service fees	276	312	762	809

Communication and data services	163	173	510	508

Travel and representation expenses	96	123	286	371

Payment and clearing services	97	107	308	319

Marketing expenses	61	78	190	268

Other expenses	672	594	1,913	1,374

Total general and administrative expenses	2,175	2,178	6,361	5,998

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Information on the Balance Sheet (unaudited)
Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Sep 30, 2009	Dec 31, 2008
Trading assets:
Trading securities	201,881	204,994
Other trading assets[1]	23,787	42,468

Total trading assets	225,668	247,462

Positive market values from derivative financial instruments	693,552	1,224,493

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	80,982	94,726
Securities borrowed	29,594	29,079
Loans	14,845	18,739
Other financial assets designated at fair value through profit or loss	10,549	9,312

Total financial assets designated at fair value through profit or loss	135,970	151,856

Total financial assets at fair value through profit or loss	1,055,190	1,623,811

1	Includes traded loans of € 19,572 million and € 31,421 million as of September 30, 2009 and December 31, 2008, respectively.

in € m.	Sep 30, 2009	Dec 31, 2008
Trading liabilities:
Trading securities	51,399	56,967
Other trading liabilities	1,279	11,201

Total trading liabilities	52,678	68,168

Negative market values from derivative financial instruments	662,991	1,181,617

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	66,655	52,633
Loan commitments	631	2,352
Long-term debt	15,191	18,439
Other financial liabilities designated at fair value through profit or loss	5,086	4,579

Total financial liabilities designated at fair value through profit or loss	87,563	78,003

Investment contract liabilities[1]	7,101	5,977

Total financial liabilities at fair value through profit or loss	810,333	1,333,765

1	These are investment contracts where the policy terms and conditions result in their redemption value equaling fair value.
Financial Assets Available for Sale

in € m.	Sep 30, 2009	Dec 31, 2008
Debt securities	14,796	17,966

Equity securities	2,887	4,747

Other equity interests	738	893

Loans	1,071	1,229

Total financial assets available for sale	19,492	24,835

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Amendments to IAS 39 and IFRS 7, “Reclassification of Financial Assets”
During the second half of 2008 and the first quarter of 2009 the Group reclassified certain trading assets and financial assets available for sale to loans and receivables. No reclassifications were made during the second and third quarters of 2009.
The Group identified assets, eligible under the amendments, for which at the reclassification date it had a clear change of intent and ability to hold for the foreseeable future rather than to exit or trade in the short term. The reclassifications were made at the fair value of the assets at the reclassification date. The disclosures below detail the impact of the reclassifications to the Group.
The carrying values and the fair values of assets reclassified in 2008 and 2009 are shown in the table below.

	Cumulative reclassifications				Cumulative reclassifications
	through Sep 30, 2009				through Sep 30, 2008
	Carrying	Sep 30, 2009			Carrying	Sep 30, 2008
	value at	Carrying		Fair Value	value at	Carrying	Fair Value
	reclassifi-	value			reclassifi-	value
in € m.	cation date				cation date
Assets reclassified in 2008:
Trading assets reclassified to loans	23,633	21,797		19,167	12,677	12,837	12,094
Financial assets available for sale reclassified to loans	11,354	9,966		8,785	11,354	12,064	11,292

Total financial assets reclassified to loans	34,987	31,763	[1]	27,952	24,031	24,901	23,386

Assets reclassified in 2009:
Trading assets reclassified to loans	2,961	2,944		2,654

Total financial assets reclassified to loans	2,961	2,944	[1]	2,654

1	The decline of the carrying values since reclassification was mainly attributable to repayments, credit loss provisions and foreign exchange movements.
The following table shows the ranges of effective interest rates based on weighted average rates by business and the expected recoverable cash flows estimated at reclassification date.

	Cumulative reclassifications		Cumulative reclassifications
	through Sep 30, 2009		through Sep 30, 2008
	Trading assets	Financial assets	Trading assets	Financial assets
in € bn.	reclassified to loans	available for sale	reclassified to loans	available for sale
(unless stated otherwise)		reclassified to loans		reclassified to loans
Effective interest rates at reclassification date:
upper range	13.1%	9.9%	8.3%	9.9%
lower range	2.8%	3.9%	4.2%	3.9%

Expected recoverable cash flows at reclassification date	39.6	17.6	20.7	17.6

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
The additional impact on the Group’s income statement and shareholders’ equity if the reclassifications had not been made is shown in the table below.

	Three	Nine	Three
	months	months	months
	ended	ended	ended
in € m.	Sep 30, 2009	Sep 30, 2009	Sep 30, 2008 [1]
Unrealized fair value gains (losses) on the reclassified trading assets, gross of provisions for credit losses	594	(827)	(726)

Impairment reversal (losses) on the reclassified financial assets available for sale which were impaired	23	—	(119)

Movement in shareholders’ equity representing additional unrealized fair value gains (losses) on the reclassified financial assets available for sale which were not impaired	1,051	1,003	(649)

1	The Group does not present information for the nine months ended September 30, 2008 since reclassifications only occurred from July 1, 2008 and so the nine months comparative is the same as the three months comparative.
After reclassification, the pre-tax contribution of all reclassified assets to the income statement was as follows.

	Three	Nine	Three
	months	months	months
	ended	ended	ended
in € m.	Sep 30, 2009	Sep 30, 2009	Sep 30, 2008	[1]
Interest income	322	1,020	352

Provision for credit losses	(177)	(755)	(72)

Income before income taxes on reclassified trading assets	145	265	280

Interest income	103	227	170

Provision for credit losses	(38)	(186)	—

Income before income taxes on reclassified financial assets available for sale	65	41	170

1	The Group does not present information for the nine months ended September 30, 2008 since reclassifications only occurred from July 1, 2008 and so the nine month comparative is the same as the three month comparative.
Prior to their reclassification, assets reclassified in 2009 contributed fair value losses of € 124 million to the income statement for the first nine months of 2008 and fair value losses of € 48 million to the income statement for the nine months ended September 30, 2009.
Prior to their reclassification, assets reclassified from trading in the third quarter 2008 contributed fair value losses of € 1.0 billion to the income statement for the nine months ended September 30, 2008. Assets reclassified from available for sale prior to September 30, 2008 contributed, prior to their reclassification, impairment charges of € 174 million to the income statement and additional unrealized losses of € 736 million to the consolidated statement of recognized income and expense for the nine months ended September 30, 2008.
As of the reclassification dates, unrealized fair value losses recorded directly in shareholders’ equity amounted to € 1.1 billion relating to reclassifications made prior to September 30, 2008. This amount will be released from shareholders’ equity to the income statement on an effective interest rate basis. If the asset subsequently becomes impaired the amount recorded in shareholders’ equity relating to the impaired asset is released to the income statement at the impairment date.

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Problem Loans and IFRS Impaired Loans

	Sep 30, 2009			Dec 31, 2008
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Nonaccrual loans	5,965	2,132	8,097	2,810	1,400	4,210

Loans 90 days or more past due and still accruing	73	232	305	13	188	201

Troubled debt restructurings	323	—	323	144	—	144

Total problem loans	6,361	2,364	8,725	2,967	1,588	4,555

thereof: IFRS impaired loans	4,651	2,132	6,783	2,282	1,400	3,682

Allowance for Credit Losses

Allowance for	Nine months ended			Nine months ended
loan losses	Sep 30, 2009			Sep 30, 2008
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	977	961	1,938	930	775	1,705

Provision for loan losses	1,351	698	2,049	35	484	519

Net charge-offs	(372)	(313)	(685)	(132)	(344)	(476)
Charge-offs	(399)	(404)	(803)	(190)	(464)	(654)
Recoveries	27	91	118	58	120	178

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes/other	(86)	(36)	(122)	(5)	(18)	(23)

Balance, end of period	1,870	1,310	3,180	828	897	1,725

Allowance for			Nine months ended			Nine months ended
off-balance sheet positions	Sep 30, 2009			Sep 30, 2008
	Individually	Collectively	Total	Individually	Collectively	Total
in € m.	assessed	assessed		assessed	assessed
Balance, beginning of year	98	112	210	101	118	219

Provision for off-balance sheet positions	20	1	21	(20)	(14)	(34)

Usage	(42)	—	(42)	—	—	—

Changes in the group of consolidated companies	—	—	—	—	—	—

Exchange rate changes	5	(1)	4	—	2	2

Balance, end of period	81	112	193	81	106	187

Consolidated Financial Statements     Information on the Balance Sheet (unaudited)
Other Assets and Other Liabilities

in € m.	Sep 30, 2009	Dec 31, 2008
Other assets:

Brokerage and securities related receivables
Cash/margin receivables	44,773	56,492
Receivables from prime brokerage	6,233	17,844
Pending securities transactions past settlement date	9,003	8,383
Receivables from unsettled regular way trades	82,234	21,339

Total brokerage and securities related receivables	142,243	104,058

Accrued interest receivable	3,161	4,657

Other	29,188	29,114

Total other assets	174,592	137,829

in € m.	Sep 30, 2009	Dec 31, 2008
Other liabilities:

Brokerage and securities related payables
Cash/margin payables	38,938	40,955
Payables from prime brokerage	29,145	46,602
Pending securities transactions past settlement date	5,843	4,530
Payables from unsettled regular way trades	85,053	19,380

Total brokerage and securities related payables	158,979	111,467

Accrued interest payable	4,103	5,112

Other	39,927	44,019

Total other liabilities	203,009	160,598

Long-term Debt

in € m.	Sep 30, 2009	Dec 31, 2008
Senior debt:

Bonds and notes:
Fixed rate	80,199	76,527
Floating rate	47,311	49,127

Subordinated debt:

Bonds and notes:
Fixed rate	3,175	3,780
Floating rate	3,984	4,422

Total long-term debt	134,669	133,856

Shares Issued and Outstanding
On March 6, 2009, Deutsche Bank AG issued 50 million new common shares in a contribution-in-kind against 50 million shares of Deutsche Postbank AG, resulting in an increase of equity by € 958 million. The shares were issued from authorized capital with full dividend rights for the year 2008 and without subscription rights.

in million	Sep 30, 2009	Dec 31, 2008
Shares issued	620.9	570.9

Shares in treasury	1.4	8.2

— thereof buyback	1.0	8.1

— thereof other	0.4	0.1

Shares outstanding	619.5	562.7

Consolidated Financial Statements     Other Financial Information (unaudited)
Other Financial Information (unaudited)
Regulatory Capital
The following two tables present a summary of the Group’s regulatory capital and risk-weighted assets. Amounts presented are pursuant to the revised capital framework presented by the Basel Committee (“Basel II”) as adopted into German law by the German Banking Act and the Solvency Regulation (“Solvabilitätsverordnung”).

in € m.	Sep 30, 2009	Dec 31, 2008
Tier 1 capital:
Common shares	1,589	1,461

Additional paid-in capital	14,672	14,961

Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation, minority interest	20,169	16,724

Noncumulative trust preferred securities	10,520	9,622

Items to be fully deducted from Tier 1 capital (inter alia goodwill and other intangible assets)	(9,285)	(10,125)

Items to be partly deducted from Tier 1 capital[1]	(3,948)	(1,549)

Total Tier 1 capital	33,717	31,094

Tier 2 capital:
Unrealized gains on listed securities (45 % eligible)	193	—

Cumulative preferred securities	300	300

Qualified subordinated liabilities	7,275	7,551

Items to be partly deducted from Tier 2 capital[1]	(3,948)	(1,549)

Total Tier 2 capital	3,820	6,302

Available Tier 3 capital	—	—

Total regulatory capital	37,537	37,396

1	Pursuant to section 10 (6) and section 10 (6a) in conjunction with section 10a German Banking Act.
Regulatory Risk-Weighted Assets and Capital Adequacy Ratios

in € m.
(unless stated otherwise)	Sep 30, 2009	Dec 31, 2008
Credit risk	220,926	247,611

Market risk	31,628	23,496

Operational risk	34,950	36,625

Risk-weighted assets	287,504	307,732

Tier 1 capital ratio	11.7%	10.1%

Total capital ratio	13.1%	12.2%

Basel II requires the deduction of goodwill from Tier 1 capital. However, for a transitional period, section 64h (3) German Banking Act allows the partial inclusion of certain goodwill component in Tier 1 capital. While such goodwill components are not included in the regulatory capital and capital adequacy ratios shown above, the Group makes use of this transition rule in its capital adequacy reporting to the German regulatory authorities.
As of September 30, 2009, the transitional item amounted to € 513 million. In the Group’s reporting to the German regulatory authorities, the Tier 1 capital, total regulatory capital and the total risk-weighted assets shown above were increased by this amount. Correspondingly, the Group’s reported Tier 1 and total capital ratios including this item were 11.9 % and 13.2%, respectively, at the end of the quarter.

Consolidated Financial Statements     Other Financial Information (unaudited)
Commitments and Contingent Liabilities
The table below summarizes the contractual amounts of the Group’s irrevocable lending-related commitments and contingent liabilities. Contingent liabilities mainly consist of financial and performance guarantees, standby letters of credit and indemnity agreements. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Probable losses under these contracts are recognized as provisions.

in € m.	Sep 30, 2009	Dec 31, 2008
Irrevocable lending commitments	102,891	104,077

Contingent liabilities	50,399	48,815

Total	153,290	152,892

Commitments and contingent liabilities stated above do not represent expected future cash flows as many of these contracts will expire without being drawn. The Group may require collateral to mitigate the credit risk of commitments and contingent liabilities.
Other Contingencies
Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. In accordance with applicable accounting requirements, the Group provides for potential losses that may arise out of contingencies, including contingencies in respect of such matters, when the potential losses are probable and estimable. Contingencies in respect of legal matters are subject to many uncertainties and the outcome of individual matters is not predictable with assurance. Significant judgment is required in assessing probability and making estimates in respect of contingencies, and the Group’s final liabilities may ultimately be materially different. The Group’s total liability recorded in respect of litigation, arbitration and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case, the Group’s experience and the experience of others in similar cases, and the opinions and views of legal counsel. Although the final resolution of any such matters could have a material effect on the Group’s consolidated operating results for a particular reporting period, the Group believes that it will not materially affect its consolidated financial position. In respect of each of the matters specifically described below, some of which consist of a number of claims, it is the Group’s belief that the reasonably possible losses relating to each claim in excess of any provisions are either not material or not estimable.
The Group’s significant legal proceedings are described below.

Consolidated Financial Statements     Other Financial Information (unaudited)
Tax-Related Products. Deutsche Bank AG, along with certain affiliates, and current and/or former employees (collectively referred to as “Deutsche Bank”), have collectively been named as defendants in a number of legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that the professional advisors, together with Deutsche Bank, improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. Approximately 89 legal proceedings have been resolved and dismissed with prejudice with respect to Deutsche Bank. Approximately eight other legal proceedings remain pending as against Deutsche Bank and are currently at various pre-trial stages, including discovery. The Bank has received a number of unfiled claims as well, and has resolved certain of those unfiled claims.
The United States Department of Justice (“DOJ”) is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through early 2002. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the “Accounting Firm”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the “Financial Institution”), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. In December 2008, following a trial of four of the individuals against whom DOJ had brought criminal charges in 2005, three of those individuals were convicted. In May 2009, following a trial of four additional individuals against whom

Consolidated Financial Statements     Other Financial Information (unaudited)
DOJ had brought criminal charges based on their participation in certain tax-oriented transactions while employed by an entity other than Deutsche Bank, those individuals were convicted. In June 2009, DOJ brought criminal charges against five additional individuals, based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank, and two former employees of Deutsche Bank based on their participation in certain tax-oriented transactions while employed by Deutsche Bank. DOJ’s criminal investigation is ongoing. Deutsche Bank is engaged in discussions with DOJ concerning a resolution of the investigation.
Kirch Litigation. In May 2002, Dr. Leo Kirch personally and as an assignee of two entities of the former Kirch Group, i.e., PrintBeteiligungs GmbH and the group holding company TaurusHolding GmbH & Co. KG, initiated legal action against Dr. Rolf-E. Breuer and Deutsche Bank AG alleging that a statement made by Dr. Breuer (then the Spokesman of Deutsche Bank AG’s Management Board) in an interview with Bloomberg television on February 4, 2002 regarding the Kirch Group was in breach of laws and resulted in financial damage.
On January 24, 2006, the German Federal Supreme Court sustained the action for the declaratory judgment only in respect of the claims assigned by PrintBeteiligungs GmbH. Such action and judgment did not require a proof of any loss caused by the statement made in the interview. PrintBeteiligungs GmbH is the only company of the Kirch Group which was a borrower of Deutsche Bank AG. Claims by Dr. Kirch personally and by TaurusHolding GmbH & Co. KG were dismissed. In May 2007, Dr. Kirch filed an action for payment as assignee of PrintBeteiligungs GmbH against Deutsche Bank AG and Dr. Breuer. After having changed the basis for the computation of his alleged damages in the meantime, Dr. Kirch currently claims payment of approximately € 1.3 billion plus interest. In these proceedings Dr. Kirch will have to prove that such statement caused financial damages to PrintBeteiligungs GmbH and the amount thereof. In the view of Deutsche Bank, the causality in respect of the basis and scope of the claimed damages has not been sufficiently substantiated.
On December 31, 2005, KGL Pool GmbH filed a lawsuit against Deutsche Bank AG and Dr. Breuer. The lawsuit is based on alleged claims assigned from various subsidiaries of the former Kirch Group. KGL Pool GmbH seeks a declaratory judgment to the effect that Deutsche Bank AG and Dr. Breuer are jointly and severally liable for damages as a result of the interview statement and the behavior of Deutsche Bank AG in respect of several subsidiaries of the Kirch Group. In December 2007, KGL Pool GmbH supplemented this lawsuit by a motion for payment of approximately € 2.0 billion plus interest as compensation for the purported damages which two subsidiaries of the former Kirch Group allegedly suffered as a result of the statement by Dr. Breuer. On March 31, 2009 the District Court Munich I dismissed the lawsuit in its entirety. The plaintiff appealed the decision. In the view of Deutsche Bank, due to the lack of a relevant contractual relationship with any of these subsidiaries there is no basis for such claims and neither the causality in respect of the basis and scope of the claimed damages nor the effective assignment of the alleged claims to KGL Pool GmbH has been sufficiently substantiated.

Consolidated Financial Statements     Other Financial Information (unaudited)
Credit-Related Matters. Deutsche Bank has received subpoenas and requests for information from certain regulators and government entities concerning its activities regarding the origination, purchase, securitization and trading of asset backed securities, asset backed commercial paper and credit derivatives, including, among others, residential mortgage backed securities, collateralized debt obligations and credit default swaps. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information. Deutsche Bank has also been named as defendant in various civil litigations (including putative class actions), brought under the Securities Act of 1933 or state common law, related to residential mortgage backed securities. Included in those litigations are (1) two putative class actions pending in California Superior Court in Los Angeles County regarding the role of Deutsche Bank’s subsidiary Deutsche Bank Securities Inc. (“DBSI”), along with other financial institutions, as an underwriter of offerings of certain securities and mortgage pass-through certificates issued by Countrywide Financial Corporation or an affiliate; (2) a putative class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Novastar Mortgage Funding Corporation; (3) a class action pending in the United States District Court for the Southern District of New York regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc. and a separate class action in the United States District Court for the Southern District of New York, regarding the role of Deutsche Bank National Trust Company Americas (“DBNTCA”), a Deutsche Bank subsidiary, as trustee, with respect to certain mortgage pass-through certificates issued by affiliates of IndyMac MBS, Inc.; (4) a class action pending in the United States District Court for the Northern District of California regarding the role of DBSI, along with other financial institutions, as an underwriter of offerings of certain mortgage pass-through certificates issued by affiliates of Wells Fargo Asset Securities Corporation; and (5) a putative class action pending in New York Supreme Court in New York County regarding the role of a number of financial institutions, including DBSI, as underwriter, and DBNTCA, as trustee, to certain mortgage pass-through certificates issued by affiliates of Residential Accredit Loans, Inc. In addition, certain affiliates of Deutsche Bank, including DBSI, have been named in a putative class action pending in the United States District Court for the Eastern District of New York regarding their roles as issuer and underwriter of certain mortgage pass-through securities. Each of the civil litigations is in its early stages.

Consolidated Financial Statements     Other Financial Information (unaudited)
Auction Rate Securities. Deutsche Bank and DBSI are the subjects of a putative class action, filed in the United States District Court for the Southern District of New York, asserting various claims under the federal securities laws on behalf of all persons or entities who purchased and continue to hold Auction Rate Preferred Securities and Auction Rate Securities (together “ARS”) offered for sale by Deutsche Bank and DBSI between March 17, 2003 and February 13, 2008. Deutsche Bank, DBSI and/or Deutsche Bank Alex. Brown, a division of DBSI, have also been named as defendants in 14 individual actions asserting various claims under the federal securities laws and state common law arising out of the sale of ARS. The purported class action and 13 of the individual actions are pending, and one of the individual actions has been dismissed. Deutsche Bank is also named as a defendant, along with ten other financial institutions, in two putative class actions, filed in the United States District Court for the Southern District of New York, asserting violations of the antitrust laws. The putative class actions, which are in their early stages, allege that the defendants conspired to artificially support and then, in February 2008, restrain the ARS market.
Deutsche Bank and DBSI have also been the subjects of proceedings by state and federal securities regulatory and enforcement agencies relating to the marketing and sale of ARS. In August 2008, Deutsche Bank and its subsidiaries, entered into agreements in principle with the New York Attorney General’s Office (“NYAG”) and the North American Securities Administration Association (“NASAA”), representing a consortium of other states and U.S. territories, pursuant to which Deutsche Bank and its subsidiaries agreed to purchase from their retail, certain smaller and medium-sized institutional, and charitable clients, ARS that those clients purchased from Deutsche Bank and its subsidiaries prior to February 13, 2008; to work expeditiously to provide liquidity solutions for their larger institutional clients who purchased ARS from Deutsche Bank and its subsidiaries; to pay an aggregate penalty of U.S.$ 15 million to state regulators; and to be subject to state orders requiring future compliance with applicable state laws. On June 3, 2009, DBSI finalized settlements with the NYAG and the New Jersey Bureau of Securities that were consistent with the August 2008 agreements in principle, and DBSI entered into a settlement with Securities and Exchange Commission (“SEC”) that incorporated the terms of the agreements in principle with the states and contained certain additional terms, including authority by the SEC to seek an additional monetary penalty from DBSI if the SEC believes that DBSI has not complied with its undertakings under the settlement. DBSI has since received proposed settled orders from a number of state and territorial agencies pursuant to which those agencies have claimed their respective shares of the U.S.$ 15 million penalty. DBSI expects to finalize those settled orders and pay the requisite shares of the penalty to the requesting states over the next several months.

Consolidated Financial Statements     Other Financial Information (unaudited)
ÖBB Litigation. In September 2005, Deutsche Bank AG entered into a Portfolio Credit Default Swap (“PCDS”) transaction with ÖBB Infrastruktur Bau AG (“ÖBB”), a subsidiary of Österreichische Bundesbahnen-Holding Aktiengesellschaft. Under the PCDS, ÖBB assumed the credit risk of a € 612 million AAA rated tranche of a diversified portfolio of corporates and asset-backed securities (“ABS”). As a result of the developments in the ABS market since mid 2007, the market value of the PCDS declined.
In June 2008, ÖBB filed a claim against Deutsche Bank AG in the Vienna Trade Court, asking that the Court declare the PCDS null and void. ÖBB argues that the transaction violates Austrian law, and alleges to have been misled about certain features of the PCDS. ÖBB’s claim was dismissed by the Trade Court in January 2009. On June 25, 2009, the Vienna Higher Court dismissed ÖBB’s appeal against the decision of the Trade Court. On September 21, 2009, ÖBB filed an extraordinary further appeal in the matter to the Austrian Supreme Court.
Trust Preferred Securities. Deutsche Bank and certain of its affiliates and officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. Claims are asserted under sections 11, 12(a)(2), and 15 of the Securities Act of 1933. The litigation is in its early stages.
Related Party Transactions
Transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other parties.
Transactions with Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of September 30, 2009, were loans and commitments of € 10 million and deposits of € 22 million. As of December 31, 2008, there were loans and commitments of € 4 million and deposits of € 23 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Consolidated Financial Statements     Other Financial Information (unaudited)
Transactions with Subsidiaries, Joint Ventures and Associates
Transactions between Deutsche Bank AG and its subsidiaries also meet the definition of related party transactions.
Loans
In the nine months ended September 30, 2009 and in the year 2008 loans issued and guarantees granted to related parties developed as follows.

	Associated companies and
	other related parties
in € m.	Sep 30, 2009	Dec 31, 2008
Loans outstanding, beginning of period	834	2,081

Loans issued during the period	63	1,623

Loan repayment during the period	206	514

Changes in the group of consolidated companies	(83)[1]	(2,200)[2]

Exchange rate changes/other	69	(156)

Loans outstanding, end of period[3]	677	834

Other credit risk related transactions:
Allowance for loan losses	5	4

Guarantees and commitments[4]	107	95

1	One entity that was accounted for using the equity method was sold in 2009.

2	Four entities that were accounted for using the equity method were fully consolidated for the first time in 2008. Therefore loans made to these investments were eliminated on consolidation.

3	Loans past due were € 14 million as of September 30, 2009, and totaled € 7 million as of December 31, 2008. Loans included loans to joint ventures of € 4 million and € 143 million as of September 30, 2009 and December 31, 2008, respectively.

4	Includes financial and performance guarantees, standby letters of credit, indemnity agreements and irrevocable lending-related commitments.
Deposits

	Associated companies and
	other related parties
in € m.	Sep 30, 2009	Dec 31, 2008
Deposits outstanding, beginning of period	246	962

Deposits received during the period	52	955

Deposits repaid during the period	136	685

Changes in the group of consolidated companies	(6)[1]	(693)[2]

Exchange rate changes/other	—	(293)

Deposits outstanding, end of period[3]	156	246

1	One entity that was accounted for using the equity method was sold in 2009.

2	One entity that was accounted for using the equity method was fully consolidated in 2008. Therefore deposits received from this investment were eliminated on consolidation.

3	The above deposits were made in the ordinary course of business. Deposits included also € 1 million and € 18 million deposits from joint ventures as of September 30, 2009 and December 31, 2008, respectively.
As of September 30, 2009, positive and negative market values from derivative financial transactions with associated companies amounted to € 3.5 billion and € 3.0 billion, respectively. Positive market values from derivative financial instruments with associated companies were € 390 million as of December 31, 2008. The increase was attributable to changes in the composition of the Group’s associated companies.

Consolidated Financial Statements     Other Financial Information (unaudited)
Business Relationships with Deutsche Postbank AG
In addition to the acquisition of an interest in Deutsche Postbank AG, Deutsche Bank AG signed a cooperation agreement with Postbank. The cooperation agreement encompasses financing and investment products, business banking and commercial loans as well as customer-oriented services. The agreement also covers sourcing and IT-infrastructure.
Transactions with Pension Plans
The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank shares or securities. As of September 30, 2009, transactions with these plans were not material for the Group.
Significant Transactions
On February 25, 2009, the Group completed the amended transaction structure for the acquisition of Deutsche Postbank AG (“Postbank”) shares based on the initial contract with Deutsche Post AG (“Deutsche Post”) from September 2008. The amended transaction, which was announced on January 14, 2009, is composed of three tranches.
As a first tranche, the Group acquired 50 million Postbank shares — corresponding to a stake of 22.9% — as consideration for a capital increase of 50 million Deutsche Bank shares against a contribution-in-kind excluding subscription rights. The price for the Deutsche Bank shares issued from authorized capital was determined on February 25, 2009 and amounted to € 958 million. The total cost of this acquisition including directly attributable costs amounted to € 962 million. This acquisition became effective with the registration of the shares in the commercial register on March 6, 2009. As a result, Deutsche Post acquired a shareholding of approximately 8 % in Deutsche Bank AG, over half of which it was able to dispose of from the end of April 2009, with the other half disposable from the beginning of June 2009. A certain amount of hedging was permissible, and the Group participated in the upside of the share price during the holding period. These contractual features are cash-settled and accounted for as options indexed to own shares with fair value changes recognized in profit or loss. On July 6, 2009, Deutsche Post published a statement saying that it had completed the sale of all its Deutsche Bank shares in the market. In the second tranche, the Group subscribed to a mandatorily-exchangeable bond of € 3.0 billion issued by Deutsche Post upon completion of the amendment. After three years, the bond will be fully exchanged for an additional 60 million Postbank shares, or a 27.4 % stake. For the third tranche, the Group and Deutsche Post entered into put and call options for 26.4 million Postbank shares held by Deutsche Post, equal to a 12.1 % stake. In addition, the Group posted cash collateral of € 1.2 billion for the options, which are exercisable between February 2012 and February 2013.
Prior to completion, the Group held an interest of approximately 2.1 % in Postbank. By acquiring the 22.9 % stake, the Group holds a blocking minority of more than 25 % in Postbank. On this basis, the Group has significant influence and applies the equity method of accounting for its investment. Due to its specific terms and conditions, the mandatorily-exchangeable bond primarily contains equity risk and is reported as part of the equity method investment. The put/call structure is accounted for as derivatives with fair value changes

Consolidated Financial Statements     Other Financial Information (unaudited)
included in net gains (losses) on financial assets/liabilities at fair value through profit or loss. The net fair value of the derivative liability resulting upon completion of the transaction was added to the acquisition cost of the Group’s investment. The preliminary determination of the net fair value of Postbank’s identifiable assets, liabilities and contingent liabilities as of the acquisition date was finalized during the second quarter of 2009, with the amortization of the fair value adjustments already contributing to the Group’s income statement.
Events after the Balance Sheet Date
ABN AMRO. On October 20, 2009, Deutsche Bank announced that it has signed a heads of agreement with the Dutch Ministry of Finance to acquire parts of ABN AMRO’s commercial banking activities in the Netherlands. The businesses to be acquired serve over 32,000 commercial business clients as well as 6,000 private clients and employ approximately 1,200 people. The transaction scope remains the same as in the original agreement announced on July 2, 2008. Negotiations continue on final terms and conditions. The transaction is subject to agreement by ABN AMRO and several authorizations, including from De Nederlandsche Bank, the approval by the European Commission and other regulatory bodies.
Sal. Oppenheim. On October 28, 2009, Deutsche Bank AG and the owners of Sal. Oppenheim jr. & Cie. S.C.A. signed a framework agreement which will allow Deutsche Bank to acquire 100 % of Sal. Oppenheim Group at a price of € 1.0 billion. The present shareholders in Sal. Oppenheim have the option of a long-term shareholding of up to 20 % of the German subsidiary Sal. Oppenheim KGaA.
With the purchase of the Luxembourg based holding company Sal. Oppenheim jr. & Cie. S.C.A. all activities of the German subsidiary Sal. Oppenheim jr. & Cie. KGaA, BHF BANK AG and the private equity fund of funds business managed in the separate holding Sal. Oppenheim Private Equity Partners S.A. (SOPEP) will transfer to Deutsche Bank.
In addition, Deutsche Bank will acquire BHF Asset Servicing GmbH (BAS) which is held by the Sal. Oppenheim jr. & Cie. S.C.A. shareholders. Deutsche Bank intends to resell BAS.
The purchase price for the different entities acquired is expected to total € 1.3 billion. Further agreements have been reached with the owners of Sal Oppenheim jr. & Cie. S.C.A. that could lead to an increase of the purchase price contingent upon the future performance of specific risk positions.
The acquisition of Sal. Oppenheim Group will be implemented via various execution agreements and is expected to close in the first quarter 2010 subject to approval by the respective regulatory and anti-trust authorities. The purchase price can be paid in Deutsche Bank shares.

Consolidated Financial Statements     Other Information
Other Information
Target Definitions
This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. The Group refers to the definitions of certain adjustments as “target definitions” because the Group has in the past used and may in the future use the non-GAAP financial measures based on them to measure its financial targets.
The Group’s non-GAAP financial measures that relate to earnings use target definitions that adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) and certain significant charges (such as charges from restructuring, goodwill impairment or litigation) if such gains or charges are not indicative of the future performance of the Group’s core businesses.
IBIT attributable to Deutsche Bank Shareholders (Target Definition): The IBIT attributable to Deutsche Bank shareholders non-GAAP financial measure is based on income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for certain significant gains and charges as follows.

	Three months ended		Nine months ended
in € m.	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009		Sep 30, 2008
Income before income taxes (IBIT)	1,315	93	4,446		481

Less pre-tax minority interest	(16)	21	4		34

IBIT attributable to Deutsche Bank shareholders	1,299	114	4,450		515

Add (deduct):
Certain significant gains (net of related expenses)	(110)[1]	(229)[2]	(236)[3]		(1,325)[4]
Certain significant charges	—	—	429	[5]	—

IBIT attributable to the Deutsche Bank shareholders (target definition)	1,188	(116)	4,642		(809)

1	Gain from the sale of industrial holdings (Daimler AG) of € 110 million.

2	Gain from the sale of industrial holdings (Allianz SE) of € 229 million.

3	Gain from the sale of industrial holdings (Daimler AG) of € 236 million.

4	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 97 million.

5	Impairment charge of € 278 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 151 million.
Pre-Tax Return on Average Active Equity (Target Definition): The pre-tax return on average active equity non-GAAP financial measure is based on IBIT attributable to Deutsche Bank shareholders (target definition), as a percentage of the Group’s average active equity, which is defined below. For comparison, also presented are pre-tax return on average shareholders’ equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average shareholders’ equity, and pre-tax return on average active equity, which is defined as income before income tax expense attributable to Deutsche Bank shareholders (i.e., less minority interest), as a percentage of average active equity.

Consolidated Financial Statements     Other Information
Average Active Equity: The Group calculates active equity to make comparisons to its competitors easier and refers to active equity in several ratios. However, active equity is not a measure provided for in IFRS and you should not compare the Group’s ratios based on average active equity to other companies’ ratios without considering the differences in the calculation. The items for which the Group adjusts the average shareholders’ equity are average unrealized net gains (losses) on financial assets available for sale and on cash flow hedges (both components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and for which payments occur once a year following the approval by the general shareholders’ meeting.

in € m.	Three months ended		Nine months ended
(unless stated otherwise)	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
Average shareholders’ equity	34,508	33,965	33,586	35,023

Add (deduct):
Average unrealized gains/losses on financial assets available for sale and on cash flow hedges, net of applicable tax	727	65	989	(1,169)
Average dividend accruals	(194)	(1,217)	(272)	(1,979)

Average active equity	35,041	32,813	34,303	31,876

Pre-tax return on average shareholders’ equity	15.1%	1.3%	17.7%	2.0%

Pre-tax return on average active equity	14.8%	1.4%	17.3%	2.2%

Pre-tax return on average active equity (target definition)	13.6%	(1.4)%	18.0%	(3.4)%

The non-GAAP financial measure for growth in earnings per share is Diluted earnings per share (target definition), which is defined as net income attributable to Deutsche Bank shareholders (i.e., less minority interest), adjusted for post-tax effects of significant gains/charges and certain significant tax effects, after assumed conversions, divided by the weighted average number of diluted shares outstanding.

Consolidated Financial Statements     Other Information
For reference, the Group’s diluted earnings per share, which is defined as net income attributable to Deutsche Bank shareholders (i.e., less minority interest), after assumed conversions, divided by the weighted average number of diluted shares outstanding, is also provided.

in € m.	Three months ended		Nine months ended
(unless stated otherwise)	Sep 30, 2009	Sep 30, 2008	Sep 30, 2009		Sep 30, 2008
Net income attributable to Deutsche Bank shareholders	1,380	435	3,658		952

Add (deduct):
Post-tax effect of certain significant gains/charges	(110)[1]	(229)[2]	83	[3]	(1,313)[4]
Certain significant tax effects	—	—	—		—

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	1,270	206	3,741		(361)

Diluted earnings per share	€2.10	€0.83	€5.62		€1.85

Diluted earnings per share (target definition)	€1.93	€0.39	€5.75		€(0.70)

1	Gain from the sale of industrial holdings (Daimler AG) of € 110 million.

2	Gain from the sale of industrial holdings (Allianz SE) of € 229 million.

3	Gain from the sale of industrial holdings (Daimler AG) of € 236 million, impairment charge of € 221 million on industrial holdings and an impairment of intangible assets (Corporate Investments) of € 98 million.

4	Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of € 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of € 86 million.